                                                                    [DOVER LOGO]

                                                                          1998
                                                                          ANNUAL
                                                                          REPORT




                            MARKET-LEADING PRODUCTS
               TECHNOLOGIES   INDUSTRIES   DIVERSIFIED   RESOURCES




                                   [GRAPHICS]

DOVER'S BUSINESS GOAL IS TO BE THE LEADER IN ALL THE MARKETS WE SERVE. WE EARN THAT STATUS BY APPLYING A SIMPLE PHILOSOPHY TO THE MANAGEMENT OF OUR BUSINESSES. THIS REQUIRES US TO:



         -        PERCEIVE OUR CUSTOMERS' REAL NEEDS FOR PRODUCTS AND SUPPORT.

         -        PROVIDE BETTER PRODUCTS AND SERVICES THAN THE COMPETITION.

         -        INVEST TO MAINTAIN OUR COMPETITIVE EDGE.

         -        ASK OUR CUSTOMERS TO PAY A FAIR PRICE FOR EXTRA VALUE WE ADD.



SERVICE TO OUR CUSTOMERS, PRODUCT QUALITY, INNOVATION AND A LONG-TERM ORIENTATION ARE IMPLICIT IN THIS CREDO. PURSUIT OF THIS MARKET LEADERSHIP PHILOSOPHY BY ALL OUR BUSINESSES, PLUS... VALUE ORIENTED ACQUISITIONS OF COMPANIES THAT SHARE THIS PHILOSOPHY, PLUS... A DECENTRALIZED MANAGEMENT STYLE THAT GIVES THE GREATEST SCOPE TO THE TALENTED PEOPLE WHO MANAGE THESE COMPANIES... HAVE COMBINED TO PRODUCE RESULTS FEATURING:


         -        LONG-TERM EARNINGS GROWTH

         -        HIGH CASH FLOW

         -        SUPERIOR RETURNS ON STOCKHOLDERS' EQUITY





                                             TABLE OF CONTENTS
                                       1  -  COMPARATIVE HIGHLIGHTS
                                       2  -  TO OUR SHAREHOLDERS
                                       8  -  AT A GLANCE
                                      10  -  DOVER TECHNOLOGIES
                                      13  -  DOVER INDUSTRIES
                                      16  -  DOVER DIVERSIFIED
                                      19  -  DOVER RESOURCES
                                      22  -  FINANCIAL STATEMENTS
                                      33  -  MANAGEMENT'S DISCUSSION
                                             AND ANALYSIS OF FINANCIAL CONDITION
                                             AND RESULTS OF OPERATIONS
                                      35  -  DIRECTORS AND OFFICERS
                                      35  -  QUARTERLY DATA
                                      35  -  COMMON STOCK CASH DIVIDENDS
                                             AND MARKET PRICES
                                      36  -  11-YEAR CONSOLIDATED SUMMARY

Dover Corporation and Subsidiaries

1998 COMPARATIVE HIGHLIGHTS

(Dollars in thousands except per share figures)

                                                                                                Change 1998
                                                 1998              1997             1996        versus 1997
-----------------------------------------------------------------------------------------------------------
Net sales                                  $3,977,666        $3,669,568        $3,215,573             8%
Earnings before taxes                      $  488,646        $  492,274        $  502,109            (1%)
Net earnings                               $  326,397        $  324,914        $  336,519            --
Per common share
   Net earnings per diluted share(1)
     Continuing                            $     1.45        $     1.43        $     1.24             1%
     Net earnings**                        $     1.69        $     1.79        $     1.47            (6%)
   Dividends                               $      .40        $      .36        $      .32            11%
Capital expenditures                       $  125,730        $  122,082        $  113,679
Acquisitions(2)                            $  556,019        $  261,460        $  281,711
Purchase of treasury stock                 $  106,304        $   86,267        $   62,815
Cash flow(3)                               $  494,084        $  480,118        $  447,003
Return on average equity (1)                     20.5%             23.2%             24.7%
Approximate number of stockholders             16,000            16,000            16,000
Number of employees                            23,314            21,814            19,213
===========================================================================================================


Adjusted, where applicable, to give retroactive effect to the 2 for 1 stock split in 1997.

Adjusted to give retroactive effect, where applicable, to the disposition of the Dover Elevator International market segment (See Notes to Consolidated Financial Statements, Note 2).

**Unadjusted as originally reported.

(1) 1996 "Return on Average Equity" and net earnings per diluted common share excludes gain from sale of businesses which amounted to 22 cents per share.

(2) See Notes to Consolidated Financial Statements, Note 2.

(3) Represents net earnings plus depreciation and amortization.


EARNINGS PER SHARE GROWTH

(average annual rate) For 10-Year Periods Ending 12/31 of each year shown

+ Dover
- S&P
                                  [BAR GRAPH]

             YEAR            DOVER   S & P 500
             ----            -----   ---------
             1989             10%       4.5%
             1990             11%       3.5%
             1991              5%       0%
             1992              6%       4%
             1993              1%       4.5%
             1994              1%       6.5%
             1995             13%       9.5%
             1996             17%      11.5%
             1997             16.7%     9.5%
             1998             17%       7.2%



                                                       TOTAL RETURN TO INVESTORS

      (average annual rate) For 10-Year Periods Ending 12/31 of each year shown

                                  [BAR GRAPH]
+ Dover
- S&P

                              YEAR             DOVER    S & P 500
                              ----             -----    ---------
                              1989              19%        17%
                              1990              13%        14%
                              1991              13%        18%
                              1992              15%        16%
                              1993              18%        15%
                              1994              15%        14%
                              1995              16%        15%
                              1996              18%        15%
                              1997              18%        18%
                              1998              19%        19%




                       TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {1}

- - - - - DOVER

                              TO OUR STOCKHOLDERS


IN 1998, DOVER'S BUSINESS PROFILE CHANGED MORE THAN IN ANY OTHER SINGLE YEAR IN OUR LONG HISTORY. THE SALE OF OUR ELEVATOR BUSINESS TO THYSSEN INDUSTRIE, AG (FOR $1.1 BILLION), A RECORD AMOUNT INVESTED IN NEW ACQUISITIONS ($556 MILLION), AND THE EXPECTED ROTATION IN THE SOURCES OF OUR OPERATIONAL EARNINGS MAKES THE DOVER ENTERING 1999 VERY DIFFERENT FROM THE DOVER THAT BEGAN 1998.




   The $2.35 per share gain on the sale of the elevator business (which closed January 5, 1999), as well as all of Dover Elevator's historical operating results, are required to be treated in our stockholder reporting as "results of discontinued operations."

   On this new basis, earnings per share from continuing operations rose from $.54 in 1993 to $1.43 in 1997 and $1.45 in 1998, as shown in the chart at right. Our EPS from continuing operations did not grow as much as usual in 1998 because of the significant, market-driven decline in the electronic circuit board assembly/test portion of Dover Technologies.

   Since 1990, per-share earnings from continuing operations have risen from $.39 to $1.45, a compound growth rate of 19%. Continuing growth at even our historical mid-teens rate is a difficult, but achievable, result. A major reason for selling the elevator business was to increase the likelihood of continuing this growth as we saw little opportunity for Dover Elevator to contribute without significant new investment and substantially more risk.

   Since we will no longer be reporting on elevator results (apart from the final accounting for its sale on January 5, 1999), I would like to use this opportunity to thank the many thousands of Dover Elevator employees, both current and retired. They created this business over a 40-year timeframe from very modest beginnings as an internal product diversification of our Rotary Lift Co. It became a hugely successful and valuable business through their efforts, as they carved their position out of a marketplace that historically had been almost exclusively "owned" by Otis and Westinghouse. Dover does not wish to be a "global" elevator company, but Thyssen does, and I hope that the future for Dover Elevator people will be brighter and broader as a result of the combination with Thyssen.

   We will be reinvesting the after-tax proceeds from the Elevator sale (approximately $800 million) in Dover's future (through stock repurchase) and in new companies that want to join Dover and that can meet the high standards achieved by our existing businesses. There is no fixed schedule here for this process. We are committed only to not spending any of your money on questionable investments, just because we have it.




DILUTED EARNINGS PER SHARE

                                                                     [BAR GRAPH]

                                                          YEAR               EPS
                                                          ----               ---
                                                          1993            $ 0.54
                                                          1994            $ 0.78
                                                          1995            $ 1.13
                                                          1996*           $ 1.24
                                                          1997            $ 1.43
                                                          1998            $ 1.45


                EARNINGS BEFORE INTEREST, TAXES AND WRITE-OFFS PER DILUTED SHARE(1)

  (1) Write-offs are costs relating to premium over book paid for acquisitions.)

[BAR GRAPH]

   YEAR                        EPS
   ----                        ---
   1993                     $ 1.00
   1994                     $ 1.44
   1995                     $ 1.99
   1996*                    $ 2.16
   1997                     $ 2.70
   1998                     $ 2.71


PROFITABILITY MEASURES (in percent)

+ After-Tax Operating Return on Investment

- Return on Stockholders' Equity

(Acquisition adjustments have been excluded, see page 31, footnote 12 for explanation)

                                                                     [BAR GRAPH]

YEAR   AFTER-TAX OPERATING RETURN ON INVESTMENT   RETURN ON STOCKHOLDER'S EQUITY
----   ----------------------------------------   ------------------------------
1993                                         30                               21
1994                                         33                               24
1995                                         37                               28
1996*                                        36                               25
1997                                         39                               23
1998                                         35                               20


* Excludes gains on sale of businesses.




{2}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES

STRATEGIC VISION

The thought expressed in my letter last year continues to reflect our strategic vision: "Success in serving customers better than the competition, constant improvement of our own business processes, aggressive investment in our businesses, and thoughtful reinvestment of excess cash flow SHOULD create above-average earnings growth. While Dover's strategy is simple, its execution is not. We are not running a single large race against competition but hundreds of smaller races simultaneously, each of which has unique aspects. Success requires that decisions be made quickly and very close to the action. Decentralization and empowerment are essential."

   Lest we forget the above, amid all the graphs, financial data, compound growth rates and investment return charts, we have illustrated this annual report with drawings of some of the major products made by Dover-owned companies and sold under their individual brand names. In the end, we must produce superior products for real customers, providing better value than our competitors. If we cannot do this successfully, we will not be able to do anything for anyone -- customers, employees or stockholders.


HIGHLIGHTS OF 1998

DOVER TECHNOLOGIES' PROFITS FALL...

After record years in 1996 and 1997, Dover Technologies' profits fell $49 million (25%), but to a level still above that of 1996. The profit decline was caused by an even larger drop in operational results of the four companies -- Universal, DEK, Vitronics Soltec and Everett Charles -- that are involved in the circuit board assembly and test business. Operational profits were off $65 million, as capital spending by the electronics industry contracted sharply.


EARNINGS RECORDS IN DOVER'S OTHER SEGMENTS...

Dover Industries, Dover Resources and Dover Diversified achieved higher profits, setting new earnings records with gains ranging from 10% to 25%. Twenty-one of the 45 companies that were owned by Dover throughout all of 1998 achieved record profits.


HEIL SETS RECORDS...

Five years after Dover's acquisition of Heil, its two businesses -- Heil Trailer and Heil Environmental -- have more than doubled earnings to over $50 million in 1998 on sales of approximately $350 million. Stronger markets, sharp focus on a few product areas, $36 million of capital investment, and eight small add-on acquisitions contributed to this success.


HILL PHOENIX GAINS...

Several years of struggle by new managers in new facilities to integrate three formerly competitive businesses resulted in a resounding success for Hill Phoenix in 1998. Sales reached record levels, market share improved and profits gained more than 50%.


OILFIELD EQUIPMENT PROFITS DROP...

In the face of a market collapse, we combined our Norris, Norriseal and AOT companies into a new Petroleum Equipment Group. Profits declined more than 50% and this company was only marginally profitable in the second half. These businesses contributed more than 40% of Dover's income during an oil boom in the early 1980s, but less than 2% of our operating profits in 1998. Things change...and will again.


RECORD ACQUISITION INVESTMENT...

We invested a record $556 million in acquisitions. These companies contributed only $.03 per share to 1998 earnings after imputed financing costs and acquisition premium write-offs. As a group, they should represent sales of approximately $275 million and operating profits of some $75 million in 1999, and should make a larger contribution to earnings per share.




                       TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {3}

DOVER CORPORATION AND SUBSIDIARIES

OPERATIONAL PROFITS

(in millions)


                                                 1998                                   1997
                                  ---------------------------------      ---------------------------------
                                   SALES        INCOME           %        Sales        Income           %
                                  -------      -------         ----      -------      -------         ----
  Circuit board assembly/test     $   745      $    90           12%     $   852      $   147           17%
  Electronic components               282           31           11%         272           39           14%
  Marking                             184           57           31%         177           57           32%
                                  -------      -------         ----      -------      -------         ----
TECHNOLOGIES                        1,211          178           15%       1,301          243           19%
INDUSTRIES                          1,012          173           17%         860          145           17%
DIVERSIFIED                           958          164           17%         767          123           16%
RESOURCES                             801          144           18%         745          130           17%
                                  -------      -------         ----      -------      -------         ----
Subtotal                          $ 3,978      $   659           17%     $ 3,670      $   641           17%
                                  =======      =======         ====      =======      =======         ====
Acquisition Write-offs                 --          (73)          --           --          (83)          --
Interest                               --          (57)          --           --          (36)          --
Corporate and other                    --          (40)          --           --          (30)          --
                                  -------      -------         ----      -------      -------         ----
                                       --         (170)          --           --         (149)          --
                                  -------      -------         ----      -------      -------         ----
Dover Pre-Tax Income                   --      $   489           --           --      $   492           --
==========================================================================================================




FINANCIAL EVENTS...

During 1998 we raised $350 million in new long-term debt, repurchased 3.3 million Dover shares, raised dividends for the 38th consecutive year, and invested $126 million in new capital equipment. The combined investment in capital equipment, acquisitions and stock repurchases set a record by a wide margin at $788 million. The comparable number in 1997 was $470 million.


OPERATIONAL PROFITS...

Last year, "in shameless emulation of Warren Buffett at Berkshire Hathaway," we reported our financial results in the way they are seen from the perspective of our operating company presidents. We repeat this for 1998 (see table above) to present a clearer picture of how our operating companies are performing as businesses.

   Our continuing companies earned $659 million, with an overall profit margin of 17%. Acquisition premiums, net interest expense and corporate/subsidiary office expenses decreased this total by $170 million, almost half of which was the non-cash accounting charge to write off the premiums we have paid on our acquisitions over the years. Current accounting standards call this last item a cost, but some investors view it differently. The write-off of acquisition premiums reduced our earnings per share from continuing operations by $.17 in 1996, $.26 in 1997 and $.23 in 1998.


1998 ACQUISITIONS

The $556 million we invested in the purchase of new businesses in 1998 enabled us to acquire four stand-alone companies -- Wilden, PDQ, Wiseco and Quartzdyne -- and 10 add-ons that are now part of 10 different operating companies.

   Wilden Pump and Engineering, of Grand Terrace, California, was our largest acquisition ever in terms of purchase price, representing over 40% of our total investment. Wilden is the leader by a substantial margin in its niche of the worldwide pump market. Jim Wilden, who founded this company and whom I met for the first time in the mid-1980s, was the inventor of the air-operated double-diaphragm pump, which now constitutes a worldwide market approaching $250 million. After Jim's death, his family continued its ownership of the business, strengthening operating management and continuing Wilden's success. While Jim was alive, he was not willing to sell his business, but he always said that if Wilden were sold, Dover would be the company to which he would like to entrust his organization and his company's reputation. Nearly half of Wilden's sales are international, and its distribution strength is significant. Wilden became part of Dover Resources -- also home to the Blackmer group of pump companies, which specialize in positive displacement pumps. This gives Resources leadership in two of the many technology "niches" within the fragmented, multi-billion-dollar, specialty pump market. We have no plans to consolidate any of the activities of Wilden and Blackmer, but expect that they




{4}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES
will learn from each other.

   Quartzdyne, based in Salt Lake City, Utah, is the world leader in the design and production of quartz-based pressure transducers used primarily in gas and oil drilling and the management of existing reserves. These transducers allow highly accurate, real-time feedback without the need to interrupt operations to insert a measuring device.

   Wiseco, located in Mentor, Ohio, is the country's leading producer of high-performance pistons used in racing engines for autos, motorcycles, boats and snowmobiles. Racing enthusiasts typically buy Wiseco products to replace standard OEM components to improve engine power output.

   PDQ is the leading manufacturer of touchless car washing equipment, which is the fastest growing segment of the car wash equipment business. The equipment uses environmentally safe chemicals, high pressure spray, solvent recovery systems, and electronic sensing and programming to provide a fast, reasonably priced car wash with minimal manpower requirements.

   The 10 add-on companies ranged in size from $3 million to $30 million in sales, and accounted for $119 million of our total acquisition investment. Since we began our more aggressive approach to add-on acquisitions in 1994, we have completed 48 add-ons, representing an expenditure of $593 million. We continue to be pleased with the overall financial result, although not with every financial result. Beyond this, the challenge and opportunity that this activity provides make it an appropriate avenue for many of our company presidents as they pursue the higher growth goals that we have set for ourselves.


SEGMENT RESULTS

Each of our operating segments is discussed in some detail on pages 10 to 21, but a few special comments seem appropriate.


DOVER TECHNOLOGIES

The decline in 1998 profits (and the even sharper decline in operational profits) does not, in our view, represent anything other than the periodic, unpredictable cycles of capital spending within the electronic equipment industry. Operational margins in this area of our business remained in double digits in a year in which many electronics capital equipment producers struggled to survive.

   Dover Technologies' companies have continued to invest heavily so as to remain at the leading edge of product technology, while cutting back in other areas to reflect the reality of current volume. When one invests in a cyclical market, one needs managers who can sort out priorities and respond appropriately throughout the cycle. It helps, of course, to pick an industry where the secular growth is solidly double-digit, as has been our experience in the electronic circuit board assembly/test area. Universal Instruments' 1997 profits, for example, were 10 times the level of 1979, when Dover bought the company. Last year, at the bottom of the market cycle, they were "only" five times the 1979 level, but more than double the previous market bottom.


DOVER DIVERSIFIED

This segment combined growth by acquisition with internal profit improvement to achieve Dover's highest percentage gain in earnings. Segment profits were up 25%. The success of Hill Phoenix has already been noted. The profit improvement program at A-C Compressor, and its successful acquisition expansion in the U.S. aftermarket, allowed this company as well to increase its earnings more than 50%.


DOVER INDUSTRIES

Dover Industries increased its profits 20%, primarily as a result of internal growth at the majority of its businesses, notably Tipper Tie, Heil Trailer, Heil Environmental, Marathon and DovaTech. This strong growth made Dover Industries our largest profit producer in 1998. Eight companies in the segment earned more than $12 million in 1998, with no single business earning as much as $30 million, reflecting Dover




                       TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {5}

                                 [GROUP PHOTO]


   STANDING (L-R): JOHN MCNIFF, ROBERT KUHBACH, JERRY YOCHUM, RUDY HERRMANN,
                                  ROBERT TYRE.

                SEATED (L-R): TOM REECE, JOHN POMEROY, LEW BURNS.




Industries' overall balance and the strong positions of its individual companies. The operational margins for the 12 Industries companies reached a record level of 17%, with nine companies earning more than 15%. Heil Trailer achieved the distinction of being the largest single contributor within Dover Industries.


DOVER RESOURCES

Dover Resources, which was my home from 1985 until 1993, had a very mixed year, with excellent profit gains in some areas almost offset by unavoidable declines in others. As noted, profits from the Norris companies dropped $12 million. Most other Resources companies, however, achieved earnings gains, led by a near doubling of profits at Ronningen-Petter and by substantial growth at OPW Fueling Components and Duncan Industries. Acquisitions added $8 million to reported segment profits, which, combined with the other companies' increases and declines, allowed Resources to achieve a 10% overall profit gain.


MANAGEMENT CHANGES

Retirements, resignations and internal reorganizations resulted in new presidents for seven of our operating companies. Barry Hegarty joined us to run DT Magnetics. At four companies, internal changes led to the promotion of current employees to new Company President posi-




{6}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES
tions: John Anderson, OPW Fluid Transfer; Gary Walker, A-C Compressor; Jim Johnson, Wiseco; and Dan Faltin, Chief Automotive. We are evaluating candidates, internal and external, to serve as presidents at two other companies.

   We also made several appointments to strengthen our independent subsidiaries. Tom Bell, previously president of A-C Compressor, was named Chief Operating Officer of Dover Diversified, with direct oversight responsibility for several of its companies. At Dover Technologies, Bob Livingston, former chief financial officer of the Technologies subsidiary, was named executive vice president with direct oversight of the electronic components companies -- Quadrant, K&L Microwave, DT Magnetics and Novacap. Peter Marshall, formerly a partner at PricewaterhouseCoopers, joined Technologies as its new CFO. Bob Scheuer was recruited as the new CFO of Dover Industries, as his predecessor assumed another position within Dover. Following Fred Suesser's retirement as Controller after 36 years with Dover, George Meserole and Charles Goulding were named vice presidents for Control and Taxation, respectively.


BOARD CHANGES

We regret that Magalen Ohrstrom Bryant, "Maggie" as Dover managers have known her for many years, is retiring from our board. She has been Dover's largest individual shareholder and a wise and supportive presence for over 20 years. Maggie says her father told her, soon after founding Dover, to "Put all your eggs in one basket and watch the basket." We intend to make this work just as well with her daughter, Kristiane C. Graham, who is standing for election, doing the watching. John Fort has also decided not to stand for re-election after 10 years of service.


OUTLOOK

In last year's annual report, I was happy to say that 1997 turned out somewhat better than we had expected. Regrettably, 1998 continuing operations did not meet our beginning-of-the-year expectations. This was primarily due to the extent of the decline in worldwide electronic equipment capital spending.

   The strategic changes in our business portfolio, our record level of investment, and our strong liquidity position will be positive factors for 1999. At this point, although we hear many fears expressed, we see no strong negative indicators for economic performance in North America or Europe, where 82% of our sales are made. On balance, a modest improvement in operational profits appears possible, with the largest unknown being the pace of the expected recovery in electronic capital spending.

   The approximately $800 million of net proceeds from the Elevator sale will add to 1999 EPS, but by an uncertain amount. To the extent that the money is used only to reduce net debt, it could earn about $45 million pretax, about $.15 per share. If used for stock repurchase, its impact would be somewhat larger. Invested in acquiring new companies, it might have a minimal impact on 1999 reported earnings (because of the normal "front-end loading" of acquisition premium write-offs), although rewarding stockholders very well in future years.

   We do expect that 1999 will be a record earnings year and will be disappointed if EPS does not grow by 15% or more. Longer term, the outlook for Dover is very positive, with our current business "mix" offering better growth potential than in recent years.


/s/ THOMAS L. REECE
-----------------------------------------
    THOMAS L. REECE
    President and Chief Executive Officer
    February 25, 1999




                       TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {7}

- - - - - DOVER

                                   AT A GLANCE




PERCENTAGE OF 1998 SALES

                                                                         [CHART]

                                                         Technologies        30%

                                                         Industries          26%

                                                         Diversified         24%

                                                         Resources           20%


                                           PERCENTAGE OF 1998 OPERATIONAL INCOME
                                                        (as described on page 4)

[CHART]

Technologies        27%

Industries          26%

Diversified         25%

Resources           22%



     TECHNOLOGIES


3    *UNIVERSAL INSTRUMENTS CORPORATION

     Gerhard D. Meese, President

     Products: Automated assembly equipment for printed circuit boards


1    *EVERETT CHARLES TECHNOLOGIES, INC.

     David R. Van Loan, President

     Products: Spring probes, test equipment, test fixtures for printed circuit boards


1    *DEK PRINTING MACHINES LTD (U.K.)

     John B. Knowles, Managing Director

     Products: Screen printers for surface mount printed circuit boards


2    *VITRONICS SOLTEC

     Michiel J. van Schaik, President

     Products: Automated soldering equipment for printed circuit boards


2    *IMAJE, S.A.

     Albert Journo, President

     Products: continuous inkjet printers, consumables


1    QUADRANT TECHNOLOGIES

     Terence W. Ede, President

          Vectron International, Inc.
          Products: Precision crystal devices

          Dielectric Laboratories, Inc.
          Products: High frequency capacitors

          Communication Techniques, Inc.
          Products: Microwave frequency sources

1    K&L MICROWAVE, INC.

     Robert A. Livingston, Acting President

     Products: Microwave/R.F. filters; Dow-Key coaxial switches


     NOVACAP, INC.

     Dr. Andre P. Galliath, President

     Products: Multilayer ceramic capacitors


     DT MAGNETICS

     Wm. F. Barry Hegarty, President

     Products: Ferrite transformers



     INDUSTRIES


1    HEIL TRAILER INTERNATIONAL

     Robert A. Foster, President

     Products: Liquid and dry bulk tank trailers, trucks and intermodal containers


1    HEIL ENVIRONMENTAL

     Glenn M. Chambers, President

     Products: Refuse collection vehicles and dump bodies


1    TIPPER TIE/TECHNOPACK

     Philip L. Tribel, President

     Products: Clip closures, packaging systems, netting, and wire products


1    MARATHON EQUIPMENT

     Edward A. Furnari, President

     Products: Solid waste compactors, balers, and recycling equipment


1    ROTARY LIFT

     Timothy J. Sandker, President

     Products: Automotive lifts and alignment racks


2    DOVATECH

     A. Patrick Cunningham, President

     Products: Welding torches, laser power sources, chillers and consumables


1    PDQ

     Charles R. Lieb, President

     Products: Touchless car wash equipment


1    TEXAS HYDRAULICS

     Vernon E. Pontes, President

     Products: Engineered hydraulic cylinders


2    RANDELL

     Lynn L. Bay, President

     Products: Commercial refrigeration; Food service preparation and holding equipment


1    CHIEF AUTOMOTIVE SYSTEMS

     Daniel E. Faltin, President

     Products: Auto collision measuring and repair systems


1    GROEN

     Thomas Phillips, Jr., President

     Products: Commercial food service cooking equipment/industrial processing equipment

1    DAVENPORT

     Lawrence F. Gray Sr., Acting President

     Products: Multi-spindle screw machines, benchtop machine tools, and spare parts and attachments




Numbers indicate position in served market, North America, or worldwide when noted by *.




{8}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES

DOVER'S 45 OPERATING COMPANIES ARE ORGANIZED WITHIN FOUR INDEPENDENT SUBSIDIARIES, EACH HEADED BY A CEO WHO REPORTS TO T.L. REECE, THE DOVER CEO. EACH OF THE 45 COMPANY PRESIDENTS OPERATES VERY AUTONOMOUSLY. COLLECTIVELY THEY MANAGE OVER 130 FACTORY LOCATIONS AND MORE THAN 120 IDENTIFIABLE PRODUCT/MARKET BUSINESSES.




     DIVERSIFIED


1    TRANTER

     Jack Ditterline, President

     Products: Plate/frame and compact brazed heat exchangers; transformer radiators


2    A-C COMPRESSOR

     Gary Walker, President

     Products: Centrifugal, oil-free screw, and rotary compressors; turbine and compressor re-rate and repair


2    HILL PHOENIX

     Ralph Coppola, President

     Products: Commercial refrigeration systems; refrigerated display cases


1    **SARGENT

     Donald C. Tarquin, President

     Products: Submarine fluid controls; aircraft hydraulic controls; self-lubricating bearings; aircraft fasteners


1    *BELVAC

     Jim Schneiders, President

     Products: Can necking, trimming and shaping equipment


2    WAUKESHA BEARINGS

     Donald A. Fancher, President

     Products: Fluid film bearings; Sweeney torquing tools; CRL manipulators and isolators


1    WISECO

     James A. Johnson, President

     Products: High performance specialty pistons


1    *MARK ANDY

     John Eulich, President

     Products: Narrow web printing presses


1    PATHWAY

     Robert Rabuck, President

     Products: Metal and fabric expansion joints, autoclaves, and environmental control equipment


1    SWF

     Brent L. Parker, President

     Products: Machinery for corrugated boxes and other packaging materials



     RESOURCES


1    *OPW FUELING COMPONENTS

     David J. Ropp, President

     Products: Gasoline nozzles, fittings, valves, and environmental protection products; PetroVend fuel management and key card systems, tank monitors


1    WILDEN PUMP & ENGINEERING CO.

     Bruce J. Bartells, CEO/CFO

     John D. Allen, President/COO

     Products: air operated double diaphragm pumps


     OPW FLUID TRANSFER GROUP

     John Anderson, President


     1    MIDLAND MANUFACTURING

          Donald Rodda, President

          Products: Tank car and barge valves, safety valves, and liquid level measuring devices


     1    CIVACON

          John Anderson, Acting President

          Products: Kamloks(R), Kamvaloks(R), and transport tank monitoring and control systems; Knappco manhole/access covers and valves


     1    OPW ENGINEERED SYSTEMS

          Tom Niehaus, President

          Products: Loading arms, swivels, and sight flow indicators


1    *DE-STA-CO INDUSTRIAL PRODUCTS

     Jon H. Simpson, President

     Products: Toggle clamps, cylinders, and workholding devices; Robohand, CCMOP, EOA robotic and automation components


1    BLACKMER

     Ray Pilch, President

     Products: Rotary P.D. vane and eccentric pumps for fuel oil, propane and industrial products; industrial gas compressors; progressing cavity pumps; vane and screw compressors; peristaltic pumps

1    C. LEE COOK

     David Jackson, President

     Products: Piston rings, packings for gas compressors and aerospace sealing applications; Compressor Components compressor rods, pistons, and repair services; Cook Manley compressor valves and related plastics


1    PETROLEUM EQUIPMENT GROUP

     James R. Kosh, President

     James I. Mitchell, President


     1    *ALBERTA OIL TOOL (CANADA)

          Products: sucker rods, fittings, valves and controls; Norriseal process valves and instrumentation systems


     1    *NORRIS

          Products: sucker rods, couplings, well servicing equipment, polished rods; Ferguson-Beauregard/Logic Controls oil and gas production systems


1    *RONNINGEN-PETTER

     Peter Scovic, President

     Products: Filtration systems; RP Products bag filters and high efficiency media


1    DUNCAN PARKING SYSTEMS

     Richard Farrell, President

     Products: Parking control products and systems


1    *QUARTZDYNE

     Roger W. Ward, President

     Products: Quartz based pressure transducers


1    HYDRO SYSTEMS COMPANY

     Gary E. Golub, President

     Products: Cleaning chemical proportioning systems; Nova electronically controlled systems


1    *DE-STA-CO MANUFACTURING

     Bob Leisure, President

     Products: Reed valves for compressors, stamped precision components, and specialized aluminum tubular products


     TULSA WINCH

     Ron Hoffman, President

     Products: Worm and planetary gear winches, speed reducers, swing drives, and wheel drives

1    WITTEMANN

     William Geiger, President

     Products: CO(2) gas generation and recovery systems, merchant CO(2) and industrial refrigeration systems




                       TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {9}

- - - - - DOVER TECHNOLOGIES


DOVER TECHNOLOGIES' PROFITS DECLINED 25% IN 1998 AS A RESULT OF THE CONTRACTION OF CAPITAL SPENDING FOR ELECTRONIC ASSEMBLY AND TEST EQUIPMENT THAT BEGAN IN LATE 1997.




Nevertheless, profits in 1998 exceeded those recorded in every year prior to 1997. On an operational basis, as described on page 4, Technologies' profit drop was greater -- especially in circuit board assembly and test equipment, where earnings were off almost 40% from last year's record.

CYCLICAL DOWNTURN FOR ASSEMBLY AND TEST EQUIPMENT

After six consecutive years of growth, the market for assembly and test equipment plunged in 1998, primarily because of the fall-off in Asian economies, the caution it generated within the electronics industry worldwide, and excess capacity resulting from heavy spending in 1995-97 in anticipation of much stronger sales than were actually realized in 1998.

   This pattern is typical of the industry. The most recent expansion followed a downturn in 1989-91, which itself followed a growth period after a downturn in 1985. It is important to remember that Universal Instruments, which Dover has owned for 20 years, earned profits in 1998 that were more than double those at the previous cyclical bottom in 1992.

PROFIT DECLINE AT CIRCUIT BOARD ASSEMBLY AND TEST COMPANIES

Demand for Universal Instruments' assembly equipment fell sharply in both surface mount and thru-hole product technology. Most of the year-over-year decline took place in the U.S. market, exacerbated by, and to an extent caused by, the fall-off in Asia -- particularly for thru-hole equipment. Europe was a bright spot during most of the year. Universal continued to improve its internal processes, with its investment in enterprise software (SAP) now having a positive impact. Cost reductions were necessary to respond to the reduced order levels; however, Universal maintained its product and technology development programs. Particular effort was focused on developing products for advanced packaging, such as flip-chip, array and chip-on-board assembly equipment. These types of packages accounted for only 5% of all semiconductor packages in 1997, but this area is expected to triple in size by 2002. Universal also launched new versions of its GSM products to widen their application niche for existing surface mount packages. These account for two-thirds of the semiconductor market and their usage is expected to double between the 1997 peak and the top of the next up-cycle.

   Early in 1999, Universal purchased Alphasem, an established Swiss manufacturer of semiconductor packaging equipment. As chip technology continues to put more processing power into less space, the distinction between Universal's advanced assembly and Alphasem's "back-end" semiconductor packaging technologies is expected to blur. The acquisition of privately owned


SEGMENT EARNINGS

($ millions)

                                                                     [BAR GRAPH]

                                                        DTI SEGMENT EARNINGS
                                                        --------------------
                                                     YEAR        DATA (EARNINGS)
                                                     ----        ---------------
                                                     1994              76
                                                     1995             134
                                                     1996             146
                                                     1997             195
                                                     1998             147



                                    AFTER-TAX OPERATING RETURN ON INVESTMENT (%)

       (Acquisition adjustments have been excluded, see page 31, footnote 12 for explanation)

[BAR GRAPH]

        DTI AFTER-TAX OPERATING ROI
        ---------------------------
     YEAR              DATA (EARNINGS)
     ----              ---------------
     1994                    30%
     1995                    44%
     1996                    43%
     1997                    47%
     1998                    31%



{10}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES

                                  [GRAPHIC A.]

A. AN EVERETT CHARLES SPRING PROBE FOR TESTING PRINTED CIRCUIT BOARDS, USING THE NEW "BIAS BALL" DESIGN.


                                  [GRAPHIC B.]

B. AN IMAJE CONTINUOUS INK JET PRINTER APPLIES DATE CODES TO A CUSTOMER'S PRODUCT ON A HIGH-SPEED PRODUCTION LINE.


                                  [GRAPHIC C.]

C. A K&L MICROWAVE INTEGRATED ANTENNA/FILTER/AMPLIFIER USED IN WIRELESS BASE STATIONS FOR TRANSMIT AND RECEIVE SIGNAL MANAGEMENT.


                                  [GRAPHIC D.]

D. UNIVERSAL'S GSM SURFACE MOUNT PLACEMENT MACHINE WITH THE NEW "FLEXJET" HEAD DELIVERS HIGH-SPEED CHIP MOUNTING, ALONG WITH LARGE PART ACCURACY AND PERFORMANCE.




                      TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {11}

                                  [GRAPHIC E.]

E. A DEK 265 GSX PRECISION PRINTER WITH THE "PROFLOW" HEAD FOR APPLYING SOLDER PASTE ON CIRCUIT BOARDS.

                                  [GRAPHIC F.]


F. QUARTZ BASED TIMING DEVICES MANUFACTURED BY QUADRANT'S VECTRON
INTERNATIONAL ARE USED IN BASE STATION, SUBSCRIBER, AND SWITCHING/TRANSMISSION EQUIPMENT.



Alphasem reflects both companies' belief that they will make each other stronger in their pursuit of the markets that these technology changes will produce.

   Everett Charles Technologies (ECT) experienced a smaller profit decline than Universal, and sales actually increased as a result of add-on acquisitions. However, demand for its bare board circuit board test equipment dropped sharply in North America, and both volume and pricing deteriorated for test fixtures. Volume declines in these two areas had a feedback effect on ECT's probe business, where sales declined slightly. Everett Charles continued its aggressive internal product development, launching new products for bare-board testing/repair and for functional testing of assembled boards. The company also moved forward on its program to expand its product and geographic scope with the fourth-quarter acquisition of atg, a German company whose product line includes highly advanced board testing products. The acquisition creates the opportunity for ECT and atg to collaborate on both marketing and technology.

   DEK sales increased modestly as a result of the introduction of a new, advanced print head and a strong carryover of backlog from 1997 in the European market. Soltec's sales volume increased, largely because of the acquisition of Vitronics in the fourth quarter of 1997. However, pricing and unfavorable product mix reduced profitability at both companies.


SOLID YEAR FOR IMAJE

Imaje slightly exceeded the sales and profit records it set in 1997, despite the expected decline in Asian industrial markets, where Imaje is a particularly strong factor. This decline was offset by double-digit sales growth in Europe and in the Americas. Several new products were introduced that expand Imaje's product range into additional market niches. Imaje reviewed a number of potential add-on acquisitions, including both established companies and small companies with new technologies, and is continuing to do so.


MIXED RESULTS IN ELECTRONIC COMPONENTS

Technologies' electronic components companies recorded a modest overall sales increase, though earnings were down 22% from 1997.

   Novacap (ceramic capacitors), the Vectron International -- Hudson unit (oscillators) of Quadrant, and the New Hampshire division (custom transformers) of DT Magnetics achieved strong growth and record earnings. Quadrant's VI-Norwalk and German operations, K&L Microwave and DT Magnetics' Raleigh and Watertown divisions suffered declines in sales and margins in their products serving the wireless communications market.

   New product initiatives and operational improvements should provide for some recovery in the components businesses in 1999.


OUTLOOK

Among the four Dover segments, Dover Technologies has both the highest potential, and most uncertainty, for earnings improvement in 1999. Much depends upon the timing of expected increases in electronic industry capital spending and on the resumption of growth in infrastructure for wireless communications. The 1998 profit decline was almost $70 million in these two areas. Technologies expects to exceed its 1997 earnings records at some point in the future. Progress toward this goal is expected in 1999, but probably will not be evident until the second half of the year.




{12}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES

- - - - - DOVER INDUSTRIES


DOVER INDUSTRIES' 20% PROFIT GAIN PROPELLED IT TO FIRST PLACE AMONG DOVER'S SEGMENTS FOR 1998 EARNINGS. BOTH SALES AND EARNINGS SET RECORDS.




Operational margins exceeded 17% and after-tax operating return on investment reached 38%, also at record levels. Most of the $26 million increase in segment earnings came from internal growth at businesses that were owned throughout both 1997 and 1998. All 12 Industries' companies were profitable, and all but one achieved double-digit margins.

   The four largest companies, measured by both sales and earnings -- Heil Trailer, Heil Environmental, Rotary Lift and Tipper Tie -- provided just over 50% of the segment's sales and a similar percentage of income.


HEIL TRAILER SETS RECORDS

At the beginning of this decade, investment bankers advising the then-privately-owned Heil Company suggested abandoning the trailer business because of its poor profit record. Heil's management chose instead to fix the business -- an effort that continued after the Heil Company's acquisition by Dover in 1993. Heil Trailer focused on two important trailer segments -- petroleum tankers and drybulk trailers. It enlarged and improved its facilities and expanded its product lines through strategic add-on acquisitions. It shortened its engineering and manufacturing lead times dramatically, enabling it to tailor products and deliveries to individual customer requirements. These efforts helped Trailer set new sales and profit records in 1998, as this business earned substantially more than all of Heil did in 1993. The company's position in its selected domestic product markets is very strong and the company is examining other domestic trailer markets for further growth. Heil Trailer also took important steps in 1998 to become an international company, acquiring a manufacturing operation in the U.K. and starting one in Argentina, thereby adding an on-the-ground presence in Europe and South America to its established positions in North America and Asia.


SOLID WASTE COMPANIES STRONG

Heil Environmental Industries Ltd. (H.E.I.L.) also set sales and earnings records, aided by continued internal improvement and by stronger demand for garbage trucks from major waste haulers. These companies have been refocusing on their core businesses and are now upgrading their truck fleets after several years of constrained capital spending. During this period, H.E.I.L. devoted special effort to its programs for distributors and for local waste haulers, leading to market share gains in these areas that are now augmented by the national companies' return to normal. To strengthen its position in the European market, H.E.I.L. revamped its operations in the U.K. -- eliminating private branded sales through a master distributor and moving to direct sales and distribution organizations for H.E.I.L. branded products. Commitments were made to chassis-mounting facilities


SEGMENT EARNINGS

($ millions)

                                                                     [BAR GRAPH]

                                                          DII SEGMENT EARNINGS
                                                          --------------------
                                                         YEAR    DATA (EARNINGS)
                                                         ----    --------------
                                                         1994           81
                                                         1995          118
                                                         1996          116
                                                         1997          129
                                                         1998          155


                                   AFTER-TAX OPERATING RETURN ON INVESTMENT (%)*

      *(Acquisition adjustments have been excluded, see page 31, footnote 12 for explanation)

[BAR GRAPH]


     DII AFTER-TAX OPERATING ROI
     ---------------------------
     YEAR        DATA (EARNINGS)
     ----        ---------------
     1994              35%
     1995              38%
     1996              32%
     1997              34%
     1998              38%



                      TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {13}

                                  [GRAPHIC A.]


A. HEIL ENVIRONMENTAL'S UNIQUE FORMULA 7000 SPLIT BODY AUTOMATICALLY COLLECTS REFUSE AND CO-MINGLED RECYCLABLES AT THE SAME TIME.


                                  [GRAPHIC B.]

B. TEXAS HYDRAULICS' CUSTOM ENGINEERED, WELDED HYDRAULIC CYLINDERS AND RELATED COMPONENTS MAKE EQUIPMENT MOVE AROUND THE WORLD.


                                  [GRAPHIC C.]

C. HEIL'S SUPERJET 2000 IS ONE OF MORE THAN ONE HUNDRED SPECIFIC MODELS DESIGNED BY HEIL FOR WORLDWIDE NICHE MARKETS. ACCOUNT FOR MORE THAN HALF OF TIPPER TIE'S SALES.




and service capabilities to support this effort.

   Marathon achieved record sales and earnings for its compactor and baler products, which also serve the solid waste industry. Direct sales to national waste haulers are not as significant to Marathon as they are to H.E.I.L., but the national haulers set the tone for the market. Driving Marathon's earnings gains were a strong economy, expansion by retail and industrial compactor users, the introduction of new products and internal operating improvements.


SOLID YEAR FOR AUTOMOTIVE SERVICE EQUIPMENT COMPANIES

The three companies producing automotive service equipment -- Rotary Lift (auto lifts), Chief Automotive (frame-measuring and straightening systems), and PDQ (touchless car washing equipment) -- all had strong years in more difficult markets, and contributed about 20% of Industries' operational profits. The acquisition of PDQ allowed combined earnings to grow, but none of the three companies was able to set an earnings record. New product introductions at PDQ and Rotary, a new pricing and distribution strategy for Rotary, and internal improvements launched by Chief in 1998 are expected to have positive results in 1999. Full-year pro-forma sales for the three companies exceeded $200 million, with a combined margin of nearly 20%, indicative of the strong leadership positions that each of these companies has established for its specialty equipment. PDQ broke ground on a new 79,000 square-foot assembly facility to keep up with rising demand for its Laserwash(R) 4000. The company also established a marketing arrangement for its products with the largest carwash equipment company in Europe, and strengthened product development efforts on new technology for in-bay and tunnel washing equipment. The initiatives taken by these three businesses and the inclusion of a full year's results for PDQ should be positive factors for Industries in 1999.


IMPROVED RESULTS AT MOST BUSINESSES

Tipper Tie again set sales and earnings records for its food packaging equipment and clips as a result of continued expansion of its product line, internal improvements and aggressive selling in a slowly growing world market. Non-U.S. cus-




{14}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES

                                  [GRAPHIC D.]

D. TIPPER TIE'S TECHNOPACK'S DCAE400 KEEPS FLEXIBILITY AHEAD OF THE REQUIREMENTS OF TODAY'S MEAT PROCESSOR. EASY STRIPPABILITY OF TIPPER TIENET RESULTS IN ADDED YIELD AND PROFITABILITY FOR CUSTOMERS.


                                  [GRAPHIC E.]

E. PDQ LEADS THE WORLD IN TOUCH-FREE VEHICLE WASH EQUIPMENT WITH LASERWASH(R) IN-BAY AUTOMATIC AND SPECTRAWASH(TM) TUNNEL LINES.


                                  [GRAPHIC F.]

F. ROTARY LIFT SUSTAINS ITS MARKET LEADING POSITION IN THE AUTOMOTIVE LIFT INDUSTRY WITH DESIGN IMPROVEMENTS, LOW COST MANUFACTURING, AND FABULOUS QUALITY AND SERVICE.



tomers account for more than half of Tipper Tie's sales.

   Texas Hydraulics achieved record sales and earnings although margins dipped. The market for its specialty cylinders was not strong in 1998 and the company achieved its sales gains through new programs it launched in 1997 to target large-volume cylinder users. Having broadened its customer base, Texas Hydraulics is now developing techniques for meeting customers' individual needs without adding cost or unnecessary processes to all products for all customers.

   DovaTech continued its recent rapid growth through successful add-on acquisitions. Sales and profits set new records by substantial margins, aided by the addition of Koolant Koolers in 1998 and the continued success of PRC Laser and K&K Welding, acquired in 1996-97.

   Industries' food service equipment companies -- Groen (steamers, combo ovens, frypans and cook-chill equipment) and Randell (preparation tables, reach-in refrigerators, pizza ovens and ventilation systems) -- achieved record combined earnings as a result of internal improvements at both companies and Randell's addition of Avtec early in the year. Groen's new management made substantial progress in resolving warranty problems associated with some steamer and oven products sold in past years. Both Randell and Groen are anticipating growth in 1999.

   Davenport continued to experience difficulty with its efforts to develop new products outside of its established niche in mechanical multi-spindle screw machines and related replacement parts. Unrecovered costs on this program and slower sales of new equipment to automotive parts manufacturers combined to reduce Davenport's earnings for the year.


OUTLOOK

All 12 of Industries' individual companies are planning sales and earnings gains in 1999. Achievement of their individual plans depends primarily on the strength of the U.S. economy, where more than 80% of sales take place, and on developments within their particular specialty markets. All the companies have continuous improvement programs in place and expect to outperform their competitors in whatever environment they may encounter.




                      TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {15}

- - - - - DOVER DIVERSIFIED


DOVER DIVERSIFIED'S PROFITS INCREASED 25%, SETTING A NEW RECORD FOR THE SEVENTH CONSECUTIVE YEAR.




Strong gains at Hill Phoenix and A-C Compressor and continued growth at Tranter, Mark Andy and Waukesha more than offset the expected declines at Belvac and in Sargent's submarine valve business.

   Two new stand-alone acquisitions and three large add-ons completed in late 1997 and in early 1998 made the new earnings record much higher, accounting for more than half of the total profit gain.

   The average profit margin for Diversified's 10 companies exceeded 17%, with six companies earning over 20%. The largest businesses -- Tranter, Hill Phoenix and A-C Compressor -- contributed 55% of total sales and a similar percentage of operational earnings. After-tax operating return on investment reached 39%, the highest among Dover's four segments.



MAJOR GAINS AT TWO COMPANIES

Hill Phoenix increased its market share, particularly in supermarket refrigeration equipment, fueling a 20% overall sales increase. Improved manufacturing and purchasing costs and product design improvements helped expand margins, leading to a profit gain of more than 50%. Hill Phoenix believes that it has less than 20% of the U.S. market for its products, but that it may now be the second largest of the four major companies in this field.

   A-C Compressor leveraged growth in sales of OEM compressors from its Appleton, Wisconsin manufacturing plant into higher margins and profits, which gained more than 50%. This gain was significantly augmented by aftermarket operations, with full-year contributions from Conmec and Preco, which were acquired in the second half of 1997. The OEM market for A-C's large compressors, which frequently have lead times of nine months to a year, weakened during 1998, reducing A-C's backlog. A-C anticipates that continued expansion of its aftermarket activities will help maintain strong, but reduced, profit levels in 1999.



DECLINES IN THREE BUSINESSES

The market for Belvac's can-making equipment contracted further. Weak demand experienced by many soft drink and beer companies, particularly in developing markets, led can-makers to delay planned capital spending projects. Belvac ended the year with a very low backlog, but its reduced manufacturing lead time and increasing aftermarket business, together with an add-on acquisition completed in January of 1999 provide an opportunity to resume profit growth in 1999.

   Profits on Sargent's submarine valve business declined as the result of delayed placement of orders for the Navy's next nuclear submarine. However, the addition of Sonic Industries, a leading manufacturer of specialty fasteners for commercial aircraft, more than offset this decline, allowing Sargent's overall profits to rise sharply.



SEGMENT EARNINGS

($ millions)

                                                                     [BAR GRAPH]

                                                           DDI SEGMENT EARNINGS
                                                           --------------------
                                                          YEAR   DATA (EARNINGS)
                                                          ----   ---------------
                                                          1994           67
                                                          1995           93
                                                          1996          107
                                                          1997          115
                                                          1998          143




                                    AFTER-TAX OPERATING RETURN ON INVESTMENT (%)

       (Acquisition adjustments have been excluded, see page 31, footnote 12 for explanation)






[BAR GRAPH]

  DDI AFTER-TAX OPERATING ROI
  ---------------------------
     YEAR   DATA (EARNINGS)
     ----   ---------------
     1994         36%
     1995         34%
     1996         35%
     1997         38%
     1998         39%




{16}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES

                                  [GRAPHIC A.]

A. AIRCRAFT NOSE WHEEL STEERING ACTUATOR BY SARGENT. PLANE BY BOEING.


                                  [GRAPHIC B.]

B. MARK ANDY 4000 SERIES LABEL PRINTING PRESS.


                                  [GRAPHIC C.]

C. HIGH-PERFORMANCE FORGED PISTONS DESIGNED AND MANUFACTURED BY WISECO.


                                  [GRAPHIC D.]

D. SPECIALTY FASTENERS FOR AIRCRAFT LANDING GEAR, WING FLAPS AND WINGS SUPPORTERS MANUFACTURED BY SARGENT'S SONIC INDUSTRIES DIVISION.


                                  [GRAPHIC E.]

E. MAXCHANGER ALL-WELDED HEAT EXCHANGER MANUFACTURED BY TRANTER IN WICHITA FALLS, TEXAS.




                      TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {17}

   Pathway encountered weak markets across most of its product line, resulting in lower profits.


CONTINUED GROWTH AT THREE BUSINESSES

Tranter, Waukesha and Mark Andy all continued their growth, with Tranter and Waukesha setting new earnings records. Tranter maintained its position as Diversified's largest earner (and Dover's third largest) as it restructured its organization to worldwide product line responsibilities from the previous geographical focus. Tranter's brazed heat exchanger and transformer radiator products showed gains in sales and earnings, resulting in the company's fifth consecutive year of records.

   Waukesha achieved record earnings, also for the fifth straight year, with gains in its hydraulic and torquing tools business and its manipulator product lines offsetting a modest decline in engineered bearings.

   Mark Andy continued its profit improvement and posted near-record earnings despite costs associated with discontinuing development work on a new product line.


STRONG ACQUISITION GROWTH

Two stand-alone and a total of ten add-on acquisitions completed during 1997 and 1998 substantially increased the size and scope of Dover Diversified. SWF completed a successful first year with Diversified and provides entree to the packaging machinery market. Wiseco also had a strong year and gives Diversified a foothold in engineered, high performance racing products.

   Among the add-on acquisitions, Conmec and Preco have expanded A-C's aftermarket capabilities, while Sonic essentially doubles the size of Sargent's aerospace business.

   The acquired companies provided more than 15% of Diversified's total 1998 sales, with operating margins (before acquisition write-offs) of 19%.


OUTLOOK

All Dover Diversified companies are planning for at least some growth in 1999, with the exception of A-C Compressor, which anticipates a decline in its OEM compressor business. The largest opportunities for earnings gains are at Hill Phoenix, Mark Andy and Pathway, which expect to increase sales and operating margins. Acquisition premium write-offs for the businesses owned at the end of 1998 will decline, adding to the segment's 1999 earnings gain.



                                  [GRAPHIC F.]


F. "ORIGIN 2" ISLAND CHEESE CASE MANUFACTURED BY HILL PHOENIX.


                                  [GRAPHIC G.]

G. VERTICALLY SPLIT (BARREL) COMPRESSOR MANUFACTURED BY A-C COMPRESSOR IN APPLETON, WI.




{18}   TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES

- - - - - DOVER RESOURCES


DOVER RESOURCES ACHIEVED RECORD SALES AND PROFITS, UP 7% AND 10%, RESPECTIVELY, AS OPERATIONAL MARGINS REACHED 18% FOR THE FIRST TIME.




Dover Resources' $12 million profit gain came despite a similar decline from its three oilfield production equipment companies. Strong internal gains were achieved by most other companies, as OPW Fueling Components Group, Ronningen-Petter and Duncan set new profit records by substantial amounts. Acquisition activity during the year, primarily the addition of Wilden and Quartzdyne, provided the balance of the Resources segment's profit gain.

PROFIT RECORDS AT THREE COMPANIES

OPW FCG set sales and earnings records for the second year, as 1998 profits increased 25% from 1997 to a level more than 50% ahead of its 1995-1996 average. Underpinning this performance were a strong service station market in the U.S. for environmental products, in-ground tank retrofits, and growing penetration of international markets, especially for vapor recovery nozzles and environmental products. The company's PetroVend products for commercial fuel management also continued strong, nearly matching 1997's records. The U.S. market, in particular, has been driven by safety and environmental concerns about gasoline storage and dispensing. This has provided substantial opportunities for OPWFCG to grow by bringing to market new, high quality products designed to solve customer problems at reasonable cost. After a pause in growth in the mid-1990s, demand surged in the past two years, with some of the recent growth reflecting "catch-up" by customers. OPW FCG expects another pause, probably beginning in the second half of 1999.

Ronningen-Petter set an earnings record by a wide margin. Stronger bookings and shipments, combined with good expense controls and manufacturing cost improvements, resulted in increased margins. New products that the company has introduced in the last several years for filtration in paper-making and oil refining were key factors in its 1998 success. The new technology developed for these areas is also giving Ronningen-Petter entree to other industrial filtration applications. Duncan (parking meters and systems) achieved another earnings record as its new products have re-established Duncan's premier position in the market for on-street parking meters. New York City and Los Angeles awarded Duncan major orders for electronic meters. Duncan is expanding its product line with key and card systems, off-street parking solutions, and systems for total management of municipal parking, collection and enforcement.

OILFIELD PRODUCTION EQUIPMENT GROUP

Norris, AOT and Norriseal suffered a 36% sales decline in 1998, and a greater decline in profits. Market demand for their products -- most of them used for the artificial lift of hydrocarbon fluids -- has always been sensitive to oil price levels. The

SEGMENT EARNINGS
($ millions)

                                                                     [BAR GRAPH]

                                                           DRI SEGMENT EARNINGS
                                                           --------------------
                                                          YEAR   DATA (EARNINGS)
                                                          ----   ---------------
                                                          1994          84
                                                          1995          91
                                                          1996         105
                                                          1997         114
                                                          1998         125



                                    AFTER-TAX OPERATING RETURN ON INVESTMENT (%)

       (Acquisition adjustments have been excluded, see page 31, footnote 12 for explanation)

[BAR GRAPH]

  DRI AFTER-TAX OPERATING ROI
  ---------------------------
     YEAR   DATA (EARNINGS)
     ----   ---------------
     1994         36%
     1995         32%
     1996         34%
     1997         33%
     1998         34%




                      TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {19}
current depression in this market recalls the 1986 collapse, although the companies reduced cost structures very rapidly during the year, maintaining profitability even in the severely depressed fourth quarter, when sales were down 60% from the prior year. Recent improvements in oil prices are encouraging, but are unlikely to provide relief here until late 1999 and beyond.


GAINS FOR OPW FLUID TRANSFER GROUP

Midland (rail tank car safety valves), Civacon (gasoline truck loading products and no-spill couplers), and OPW Engineered Systems (petroleum loading arms, swivels and flow indicators) have joined forces to create a new OPW Fluid Transfer Group -- OPW FTG. All three companies achieved excellent financial results in 1998, with records at two of the companies. OPW FTG intends to retain all current facilities and their distinct company/brand names. Cooperation in market planning, product development and international sales will be stimulated by the increased mass of a group with almost $100 million in annual sales. John Anderson, who joined Dover in 1995 when he sold his Knappco business to Civacon, was named President of OPW FTG.


WILDEN AND QUARTZDYNE JOIN RESOURCES

Wilden and Quartzdyne, both acquired in the first half of the year, turned in good financial results and strengthened their niche market leadership positions. Earnings were consistent with expectations communicated by their managements in pre-acquisition discussions with Dover Resources. Growth was muted, however, by softer markets in Asia, whose use of Wilden's diaphragm pumps is an important part of that company's sales base. In addition, the worldwide decline in oil prices had some impact on demand for Quartzdyne's quartz pressure transducers. Both companies serve long-term growth markets and each has a long record of product and internal process improvements. Wilden's plans to reduce product costs through better purchasing and increased in-house manufacturing and Quartzdyne's next step forward in transducer design should result in profit gains in 1999.

                                  [GRAPHIC A.]

A. MIDLAND MANUFACTURING'S SPECIALIZED VALVES, FITTINGS AND GAUGING DEVICES ARE CRITICAL COMPONENTS USED ON RAIL TANK CARS CARRYING HAZARDOUS MATERIALS.

                                  [GRAPHIC B.]

B. DE-STA-CO INDUSTRIES' MANUFACTURES MODULAR AUTOMATION COMPONENTS, INCLUDING THE SWING CYLINDER/CLAMP ASSEMBLY SHOWN.

                                  [GRAPHIC C.]

C. OPW FUELING COMPONENTS IS THE MARKET LEADING MANUFACTURER OF GASOLINE
NOZZLES.

                                  [GRAPHIC D.]

D. BLACKMER'S PUMP PRODUCTS ARE DESIGNED FOR A VARIETY OF INDUSTRIAL
APPLICATIONS.


{20}

MIXED RESULTS AT OTHER COMPANIES

De-Sta-Co Industries (DSI) and Blackmer, both among Resources' five largest businesses, also had strong years on sales that topped $190 million. DSI experienced some weakness in automotive demand for its automation devices and Blackmer encountered soft markets for its petroleum and propane product lines. Both companies had offsetting gains in other product areas and continued their programs of small add-on acquisitions that broaden their product/market range.

   De-Sta-Co Manufacturing (DSM) moved forward on its program to transform its largely domestic specialty valve business into a truly global company. DSM opened a new manufacturing facility in the U.K. and expanded its capabilities in Thailand. The cost of these new programs, along with somewhat reduced domestic valve demand and continued poor profitability in automotive tubular products, led to an earnings decline.

   Cook and Hydro Systems achieved solid earnings gains, augmented in Hydro's case by the acquisition of Nova Controls. Cook achieved above-average internal growth, primarily as a result of cost improvements and increased demand for its aircraft and compressor component product lines. Tulsa Winch had a flat year after strong growth in 1997, as the oilfield segment of the winch market declined. Wittemann struggled for profitability, achieving it in the fourth quarter, after a precipitous decline in orders from international beer and soda manufacturers that began in the second half of 1997.

OUTLOOK

As evidenced above, Dover Resources' individual companies are facing mixed market conditions that will limit internal growth in 1999. Profit declines are likely in petroleum production equipment and at Ronningen-Petter, whose year-end backlog and order rate were lower than at the start of the year. However, the inclusion of Wilden for a full year and a decline in acquisition-related costs from second-half 1998 rates will be positive factors that should permit another record earnings year.

                                  [GRAPHIC E.]

E. QUARTZDYNE'S SPECIALIZED QUARTZ PRESSURE TRANSDUCERS ARE USED TO ACCURATELY MEASURE PRESSURE IN CHALLENGING OIL PRODUCTION APPLICATIONS.

                                  [GRAPHIC F.]

F. WILDEN PUMP AND ENGINEERING, DOVER RESOURCES' NEWEST ADDITION, IS THE WORLD'S LEADING SUPPLIER OF AIR-OPERATED DOUBLE DIAPHRAGM PUMPS.

                                  [GRAPHIC G.]

G. BLACKMER'S MOUVEX COMPANY (BASED IN FRANCE) ADDS ADDITIONAL SPECIALTY PUMPS, INCLUDING THIS DISINTEGRATOR PUMP, TO THE BLACKMER FAMILY.




                      TECHNOLOGIES - INDUSTRIES - DIVERSIFIED - RESOURCES   {21}

Dover Corporation and Subsidiaries

SALES, OPERATING PROFIT AND OTHER DATA BY MARKET SEGMENT

(in thousands except % figures)



For the Years Ended December 31,                    1998           1997           1996           1995           1994           1993
-----------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
  Dover Technologies                          $1,211,416     $1,300,503     $  993,326     $  873,505     $  603,068     $  488,248
  Dover Industries                             1,012,440        859,778        846,866        798,173        691,342        501,364
  Dover Diversified                              957,579        767,194        730,074        672,503        472,706        244,597
  Dover Resources                                800,914        745,429        648,546        583,727        525,971        472,643
  Intramarket sales                               (4,683)        (3,336)        (3,239)        (3,547)        (1,115)          (632)
                                              -------------------------------------------------------------------------------------
     Consolidated total                       $3,977,666     $3,669,568     $3,215,573     $2,924,361     $2,291,972     $1,706,220
                                              -------------------------------------------------------------------------------------
Operating profit:
  Dover Technologies                          $  146,612     $  195,393     $  146,341     $  133,641     $   76,205     $   41,797
  Dover Industries                               154,500        128,945        115,857        117,841         81,028         59,942
  Dover Diversified                              143,157        114,902        106,850         92,948         67,220         39,360
  Dover Resources                                125,225        113,538        105,394         90,745         83,979         70,290
  Gain on dispositions                                --             --         75,065             --             --             --
  Interest income, Interest expense
     and general corporate expenses, net         (80,848)       (60,504)       (47,398)       (50,911)       (39,401)       (20,763)
                                              -------------------------------------------------------------------------------------
     Consolidated earnings before
       taxes on income                        $  488,646     $  492,274     $  502,109     $  384,264     $  269,031     $  190,626
                                              -------------------------------------------------------------------------------------
Profit margin (pretax):
  Dover Technologies                                12.1%          15.0%          14.7%          15.3%          12.6%           8.6%
  Dover Industries                                  15.3           15.0           13.7           14.8           11.7           12.0
  Dover Diversified                                 14.9           15.0           14.6           13.8           14.2           16.1
  Dover Resources                                   15.6           15.2           16.3           15.5           16.0           14.9
                                              -------------------------------------------------------------------------------------
     Consolidated profit margin                     12.3%          13.4%          15.6%          13.1%          11.7%          11.2%
                                              -------------------------------------------------------------------------------------
Identifiable assets at December 31:
  Dover Technologies                          $1,000,209     $1,032,922     $  924,745     $  721,831     $  330,661     $  278,871
  Dover Industries                               732,136        598,643        613,512        591,228        541,109        485,419
  Dover Diversified                              802,872        704,591        547,341        570,269        452,074        340,072
  Dover Resources                                781,933        478,279        380,805        326,047        291,480        218,473
  Corporate, (principally cash and
     equivalents and marketable securities)       65,243         84,536        136,438         94,402        106,167         83,451
                                              -------------------------------------------------------------------------------------
  Total continuing                             3,382,393      2,898,971      2,602,841      2,303,777      1,721,491      1,406,286
                                              -------------------------------------------------------------------------------------
  Net assets from discontinued operations        244,883        181,263        205,365        191,000        188,879        211,839
                                              -------------------------------------------------------------------------------------
     Consolidated total                       $3,627,276     $3,080,234     $2,808,206     $2,494,777     $1,910,370     $1,618,125
                                              -------------------------------------------------------------------------------------
Depreciation and amortization:
  Dover Technologies                          $   56,853     $   69,882     $   34,071     $   19,750     $   13,904     $   13,401
  Dover Industries                                33,379         28,992         27,918         26,783         25,453         20,520
  Dover Diversified                               41,040         30,188         26,857         27,141         21,948         14,837
  Dover Resources                                 34,802         24,738         20,686         17,816         19,089         13,300
  Corporate                                        1,613          1,404            952            696            922            863
                                              -------------------------------------------------------------------------------------
     Consolidated total                       $  167,687     $  155,204     $  110,484     $   92,186     $   81,316     $   62,921
                                              -------------------------------------------------------------------------------------
Capital expenditures:
  Dover Technologies                          $   40,544     $   42,303     $   36,001     $   18,546     $   13,425     $   11,769
  Dover Industries                                29,046         24,689         28,495         20,675         23,299         11,146
  Dover Diversified                               26,050         24,400         26,274         31,299         19,419          4,802
  Dover Resources                                 29,473         28,317         22,149         21,127         16,340         11,515
  Corporate                                          617          2,373            760             72            226            188
                                              -------------------------------------------------------------------------------------
     Consolidated total                       $  125,730     $  122,082     $  113,679     $   91,719     $   72,709     $   39,420
===================================================================================================================================




{22}

Dover Corporation and Subsidiaries


CONSOLIDATED STATEMENTS OF EARNINGS, ACCUMULATED COMPREHENSIVE EARNINGS, AND RETAINED EARNINGS

(in thousands except per share figures)


STATEMENT OF EARNINGS FOR THE YEARS ENDED DECEMBER 31,                                1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $ 3,977,666    $ 3,669,568    $ 3,215,573
Cost of sales                                                                    2,551,381      2,342,268      2,076,921
                                                                               -----------------------------------------
  Gross profit                                                                   1,426,285      1,327,300      1,138,652
Selling and administrative expenses                                                894,325        807,793        686,101
                                                                               -----------------------------------------
  Operating profit                                                                 531,960        519,507        452,551
                                                                               -----------------------------------------
Other deductions (income):
  Interest expense                                                                  60,746         46,163         41,663
  Interest income                                                                  (14,308)        (9,495)       (18,600)
  All other, net                                                                    (3,124)        (9,435)       (72,621)
                                                                               -----------------------------------------
  Total                                                                             43,314         27,233        (49,558)
                                                                               -----------------------------------------
Earnings before taxes on income                                                    488,646        492,274        502,109
  Federal and other taxes on income                                                162,249        167,360        165,590
                                                                               -----------------------------------------
Net earnings from continuing operations                                            326,397        324,914        336,519
  Earnings from discontinued operations                                             52,448         57,084         53,704
  Gain on sale of discontinued business                                                 --         23,433             --
                                                                               -----------------------------------------
Net Earnings                                                                   $   378,845    $   405,431    $   390,223
                                                                               =========================================
Net earnings per common share:
  Basic   -- Continuing operations                                             $      1.47    $      1.46    $      1.49
          -- Discontinued operations                                                   .23            .36            .23
                                                                               -----------------------------------------
          -- Net earnings                                                      $      1.70    $      1.82    $      1.72
                                                                               =========================================
  Diluted -- Continuing operations                                             $      1.45    $      1.43    $      1.46
          -- Discontinued operations                                                   .24            .36            .23
                                                                               -----------------------------------------
          -- Net earnings                                                      $      1.69    $      1.79    $      1.69
                                                                               =========================================
Weighted average number of common shares outstanding during the period:
  Basic                                                                            222,793        223,181        226,524
  Diluted                                                                          224,386        226,815        230,518
========================================================================================================================

ACCUMULATED COMPREHENSIVE EARNINGS FOR THE YEARS ENDED DECEMBER 31,                   1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                   $   378,845    $   405,431    $   390,223
                                                                               -----------------------------------------
Other comprehensive earnings, net of tax:
  Foreign currency translation adjustments                                          10,166        (43,894)          (368)
     Less: reclassification adjustment for adjustments
          included in net earnings                                                    (486)        (4,099)            --
                                                                               -----------------------------------------
  Total foreign currency translation adjustments                               $    10,652    $   (39,795)   $      (368)
                                                                               -----------------------------------------
  Unrealized gains (losses) on securities:
     Unrealized holding gains (losses) arising during period                           (27)         2,135           (331)
     Less: reclassification adjustment for gains (losses)
          included in net earnings                                                   5,713              7             --
                                                                               -----------------------------------------
  Total unrealized gains (losses) on securities (tax $27 in 1998)                   (5,740)         2,128           (331)
                                                                               -----------------------------------------
Other comprehensive earnings                                                         4,912        (37,667)          (699)
                                                                               -----------------------------------------
Comprehensive earnings                                                         $   383,757    $   367,764    $   389,524
========================================================================================================================

RETAINED EARNINGS FOR THE YEARS ENDED DECEMBER 31,                                    1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                   $ 1,703,335    $ 1,470,008    $ 1,152,187
Net earnings                                                                       378,845        405,431        390,223
                                                                               -----------------------------------------
                                                                                 2,082,180      1,875,439      1,542,410
Deductions:
  Stock split                                                                           --         91,757             --
  Common stock cash dividends of $.40 per share ($.36 in 1997; $.32 in 1996)        89,189         80,347         72,402
                                                                               -----------------------------------------
Balance at end of year                                                         $ 1,992,991    $ 1,703,335    $ 1,470,008
========================================================================================================================

See Notes to Consolidated Financial Statements.



                                                                            {23}

Dover Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share figures)



December 31,                                                                                                  1998           1997
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
   CURRENT ASSETS:
     Cash and cash equivalents                                                                         $    96,774    $   103,111
     Marketable securities, at market                                                                           --         21,929
     Receivables (less allowance for doubtful accounts of $20,955 in 1998, $19,468 in 1997)                575,630        616,168
     Inventories                                                                                           559,267        496,464
     Prepaid expenses and other current assets                                                              72,853         59,283
                                                                                                       --------------------------
       Total current assets                                                                              1,304,524      1,296,955
                                                                                                       --------------------------
   PROPERTY, PLANT AND EQUIPMENT, AT COST:
     Land                                                                                                   33,845         30,537
     Buildings                                                                                             315,594        281,478
     Machinery and equipment                                                                               932,997        817,559
                                                                                                       --------------------------
                                                                                                         1,282,436      1,129,574
       Less accumulated depreciation                                                                       710,473        607,230
                                                                                                       --------------------------
         Net property, plant and equipment                                                                 571,963        522,344
                                                                                                       --------------------------
   INTANGIBLE ASSETS, NET OF AMORTIZATION                                                                1,438,793      1,037,611
   OTHER INTANGIBLE ASSETS                                                                                   7,358          7,358
   OTHER ASSETS AND DEFERRED CHARGES                                                                        59,755         34,703
   NET ASSETS OF DISCONTINUED OPERATIONS                                                                   244,883        181,263
                                                                                                       --------------------------
                                                                                                       $ 3,627,276    $ 3,080,234
=================================================================================================================================

LIABILITIES
   CURRENT LIABILITIES:
     Notes payable                                                                                     $   427,529    $   435,220
     Current maturities of long-term debt                                                                    6,060            897
     Accounts payable                                                                                      187,738        191,587
     Accrued compensation and employee benefits                                                            149,855        129,301
     Accrued insurance                                                                                      43,246         33,425
     Other accrued expenses                                                                                175,036        190,553
     Federal and other taxes on income                                                                         283         23,777
                                                                                                       --------------------------
       Total current liabilities                                                                           989,747      1,004,760
                                                                                                       --------------------------
   LONG-TERM DEBT                                                                                          610,090        262,630
   DEFERRED INCOME TAXES                                                                                    50,196         48,263
   OTHER DEFERRALS (principally compensation)                                                               66,359         60,997
STOCKHOLDERS' EQUITY
   CAPITAL STOCK:
     Preferred, $100 par value per share
       Authorized 100,000 shares; issued none                                                                   --             --
     Common, $1 par value per share
       Authorized 500,000,000 shares; issued 235,570,770 in 1998, (234,507,373 shares in 1997)             235,571        234,507
   ADDITIONAL PAID-IN CAPITAL                                                                               18,630            658
   CUMULATIVE TRANSLATION ADJUSTMENTS                                                                      (27,243)       (37,895)
   UNREALIZED HOLDING GAINS                                                                                     51          5,791
   RETAINED EARNINGS                                                                                     1,992,991      1,703,335
                                                                                                       --------------------------
                                                                                                         2,220,000      1,906,396
       Less common stock in treasury, at cost 15,163,974 shares in 1998, (11,911,594 shares in 1997)       309,116        202,812
                                                                                                       --------------------------
         Net stockholders' equity                                                                        1,910,884      1,703,584
                                                                                                       --------------------------
                                                                                                       $ 3,627,276    $ 3,080,234
=================================================================================================================================

See Notes to Consolidated Financial Statements.




{24}

Dover Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

increase (decrease) in cash and cash equivalents (in thousands)



Years ended December 31,                                                                             1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net earnings                                                                                 $ 378,845    $ 405,431    $ 390,223
                                                                                                -----------------------------------
   Adjustments to reconcile net earnings to net cash from operating activities:
     Income from discontinued operations                                                          (52,448)     (57,084)     (53,704)
     Gain on sale of discontinued business                                                             --      (23,433)          --
     Depreciation and amortization                                                                167,687      155,204      110,484
     Provision for losses on accounts receivable                                                    6,542        7,248        4,472
     Net increase (decrease) in LIFO reserve                                                         (190)         842          561
     Deferred income taxes                                                                           (311)     (13,553)        (244)
     Loss (gain) on sale of property and equipment                                                    898         (890)         434
     Increase (decrease) in deferred compensation                                                   4,704       12,892       (1,428)
     Acquisition inventory premium write-off                                                        7,804        9,202        4,065
     (Gain) loss on sale of businesses and certain assets                                             (40)      10,870      (79,245)
     Other, net                                                                                   (20,380)     (19,004)      (3,123)
     Changes in assets and liabilities (excluding effects of acquisitions and dispositions):
       Decrease (increase) in accounts receivable                                                  74,655      (91,350)      14,478
       Decrease (increase) in inventories excluding LIFO reserve                                  (17,263)     (30,573)      18,099
       Decrease (increase) in prepaid expenses                                                    (11,479)      (4,045)      (6,529)
       Decrease (increase) in other assets                                                            117       (4,645)       3,298
       Increase (decrease) in accounts payable                                                    (24,685)      18,822       (4,943)
       Increase (decrease) in accrued expenses                                                       (150)      34,282      (19,210)
       Increase (decrease) in federal and other taxes on income                                   (26,181)       9,363      (25,046)
                                                                                                -----------------------------------
         Total adjustments                                                                        109,280       14,148      (37,581)
                                                                                                -----------------------------------
     Net cash from operating activities of continuing operations                                  488,125      419,579      352,642
                                                                                                -----------------------------------
CASH FLOWS FROM (USED) IN INVESTING ACTIVITIES:
   Net sale (purchase) of marketable securities                                                    21,979        1,701        8,884
   Proceeds from sale of property and equipment                                                     6,270        6,412        4,458
   Additions to property, plant and equipment (includes rental equipment:
     $400 in 1998, $217 in 1997 and  $406 in 1996)                                               (126,130)    (122,299)    (114,085)
   Acquisitions (net of cash and cash equivalents: $7,421 in 1998,
     $6,689 in 1997 and  $2,090 in 1996)                                                         (549,762)    (251,754)    (264,624)
   Proceeds from sale of businesses                                                                   668          167      105,838
   Purchase of treasury stock (3,252 shares in 1998, 3,254 in 1997
     and 2,872 shares in 1996)                                                                   (106,304)     (86,267)     (62,815)
                                                                                                -----------------------------------
       Net cash used in investing activities of continuing operations                            (753,279)    (452,040)    (322,344)
                                                                                                -----------------------------------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
   Increase (decrease) in notes payable                                                            (8,235)     (55,908)      66,703
   Reduction of long-term debt                                                                     (2,724)      (6,782)      (3,344)
   Proceeds from long-term debt                                                                   349,115        1,088          268
   Proceeds from exercise of stock options                                                         19,036       13,022        7,446
   Proceeds from sale (repurchases) of lease receivables                                               --       (2,672)      (1,500)
   Cash dividend to stockholders                                                                  (89,189)     (80,347)     (72,402)
                                                                                                -----------------------------------
       Net cash from (used in) financing activities of continuing operations                      268,003     (131,599)      (2,829)
                                                                                                -----------------------------------
   Effect of exchange rate changes on cash                                                          1,986       (3,780)       2,432
   Cash from discontinued operations                                                              (11,172)     104,619       39,339
                                                                                                -----------------------------------
   Net increase (decrease) in cash and cash equivalents                                            (6,337)     (63,221)      69,240
   Cash and cash equivalents at beginning of year                                                 103,111      166,332       97,092
                                                                                                -----------------------------------
   Cash and cash equivalents at end of year                                                     $  96,774    $ 103,111    $ 166,332
                                                                                                ===================================
SUPPLEMENTAL INFORMATION, CASH PAID DURING THE PERIOD FOR:
       Income taxes                                                                             $ 188,196    $ 175,995    $ 190,579
       Interest                                                                                    75,858       46,463       41,653
===================================================================================================================================

See Notes to Consolidated Financial Statements.




                                                                            {25}

Dover Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1998, 1997 and 1996


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTANT POLICIES:

The Company is a multinational, diversified manufacturing corporation comprised of over 45 different operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. The Company groups its products and services by industry into four segments as set forth in the tables shown on page 22. A description of the products manufactured and services performed by each of the four segments is given on pages 8 through 21.

   The accounting policies that affect the more significant elements of the Company's financial statements are described briefly below:


A. CONSOLIDATION:

The consolidated financial statements include all significant subsidiaries after elimination of all significant intercompany accounts and transactions, and include the results of operations of purchased businesses from the dates of acquisitions. On November 23, 1998, the Company reached an agreement to sell it's Dover Elevator International segment to Thyssen Industrie, AG and the segment has been treated as a discontinued operation. The assets, liabilities, results of operations and cash flows have been segregated and reported as discontinued operations for all periods presented and previously reported results have been restated. (see note 2)

   In conformity with the Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation," the accounts of foreign subsidiaries have been translated into U.S. dollars as follows: assets and liabilities have been translated at year-end rates, profit and loss accounts have been translated at average rates for the year, and the difference has been reflected in the equity section of the balance sheet as cumulative translation adjustments. An analysis of the changes during 1998 and 1997 in the cumulative translation adjustments shown on the balance sheets follows:


Accumulated Other Comprehensive Earnings, Foreign Currency Translation
Adjustments:

(in thousands)                                         1998                1997
-------------------------------------------------------------------------------
Balance at beginning of year                       $(37,895)           $  1,900
Aggregate adjustment for year                        10,652             (39,795)
                                                   ----------------------------
Balance at end of year                             $(27,243)           $(37,895)
===============================================================================


B. USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


C. INVENTORIES:

Approximately 41% of net inventory is stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value. Inventory of foreign subsidiaries and inventory of some recently acquired domestic companies are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market.


D. PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION:

Property, plant and equipment includes the cost of land, buildings, equipment and significant improvements of existing plant and equipment. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings.

   Plant and equipment is generally depreciated based upon accelerated methods, utilizing estimated useful property lives, for both accounting and tax purposes. Building lives range from 5 to 50 years; machinery and equipment lives range from 3 to 15 years. Depreciation expense was $114,116,000 in 1998; $98,316,000 in 1997 and $77,641,000 in 1996.


E. INTANGIBLE ASSETS:

Intangible assets subject to amortization include goodwill purchased after 1970, and the cost of certain patents, drawings, trademarks, work force, customer lists, and covenants not to compete. Goodwill is being amortized on a straight-line basis over a period, generally, of 40 years; the remaining amortization is based on estimated useful lives which range from 3 to 20 years. The Company evaluates its amortization policies regularly to determine whether later events and circumstances warrant revised estimates of useful lives. The Company periodically evaluates the recoverability of goodwill and other long-lived assets including their relation to the operating performance and future undiscounted net cash flows of the related business. In accordance with SFAS 121, impairment losses are recognized when warranted. Goodwill, net of amortization, aggregated $1,242,666,000 at December 31, 1998 and $822,310,000 at December 31, 1997. Amortization of all intangibles was $53,571,000 in 1998, $56,888,000 in 1997 and $32,843,000 in 1996, of which goodwill was $32,612,000,
$28,554,000, and $17,050,000, respectively.

   Other intangible assets represent principally goodwill attributable to businesses purchased prior to 1970. These intangibles are also regularly evaluated and in the opinion of management have not diminished in value, and accordingly have not been amortized.


F. REVENUE RECOGNITION:

Revenue is generally recognized as products are shipped or services rendered.


G. INCOME TAXES:

The provision for income taxes includes Federal, state, local and foreign taxes. Tax credits, primarily for research and experimentation, are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes, and aggregated $5,815,000 for 1998, $4,522,000 for 1997 and $5,305,000 for 1996. Research and experimentation expenditures charged to earnings amounted to $131,265,000 in 1998, $106,747,000 in 1997 and
$93,706,000 in 1996. Generally, no provision is made for U.S. income taxes on unremitted earnings of foreign subsidiaries since any U.S. taxes payable would be offset by foreign tax credits.


H. CASH FLOWS:

For purposes of the statement of cash flows, the Company considers all highly liquid investments, including highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.


I. SELF INSURANCE:

The Company is generally self-insured for losses and liabilities related primarily to workers' compensation, health and welfare claims, business interruption resulting from certain events and comprehensive general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.


J. MARKETABLE SECURITIES:

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity


{26}

Securities," trading securities are reported at fair value with unrealized gains and losses recognized in earnings, and available-for-sale securities are also reported at fair value but unrealized gains and losses are shown in the caption "unrealized holding gains (losses)" included in stockholders' equity.

   The Company did not hold any trading securities at December 31, 1998 or December 31, 1997. The net realized gains for the years ended December 31, 1998, 1997 and 1996 were $5,713,000, $1,995,000, and $5,600,000, respectively. As of
December 31, 1998 the Company did not hold any available-for-sale securities. As of December 31, 1997 available-for-sale securities totaled $21,929,000 with related gross unrealized gains of $5,790,000 and consisted of investments in certain mutual funds which invest primarily in equity securities. In each of the above mentioned three years, gains and losses were determined using average cost.


K. NEW ACCOUNTING PRONOUNCEMENTS:

In June 1997 the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131 "Disclosures about Segments of an Enterprise and Related Information"; both are effective in 1998, and are appropriately reflected in the accompanying statements.

   In February 1998 the FASB issued Statement of Financial Accounting Standards No. 132, "Disclosures about Pension and Other Postretirement Benefits", effective for 1998, and is appropriately reflected in the accompanying statements.

   In June 1998, the FASB issued statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company does not expect the statement to have a significant effect on its current financial reporting and disclosure requirements.


2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS:

1996 - On January 2 the Company acquired all of the stock of PRC Corporation in a stock for stock exchange. PRC, located in Landing, New Jersey, is a leading manufacturer of fast axial flow lasers, components and kits. On January 16 the Company acquired all of the stock of Light Machine Corporation. Light Machine, located in Manchester, New Hampshire, manufactures computer-aided design (CAD), computer-aided manufacturing (CAM) software and computer numerical control
(CNC) machines utilizing personal computers for educational, engineering prototyping and industrial markets. On January 23 the Company acquired 100% of the stock of Bath Scientific, Ltd. Bath, located in Melksham, England, manufactures a range of Flying Probe automatic test systems for testing high density unpopulated circuit boards. On January 31 the Company acquired all of the stock of Dow - Key Microwave Corporation. Dow - Key, located in Ventura, California, manufactures a broad range of Coaxial, RF, Microwave and Waveguide switch products for the electronics industry. On February 21 the Company acquired the assets of Robohand, Inc. Robohand, located in Monroe, Connecticut, manufactures automotion components and accessories (primarily grippers, slides, and rotary actuators) for the robotics and automated assembly markets. On February 27, the Company acquired all of the capital stock of Marte, s.r.l., located in Chiete, Italy. Marte manufactures scissor lifts used to service and repair automobiles and light and heavy industrial vehicles. On July 23, the Company acquired all of the stock of Realcold Systems, Inc. Realcold, located in Cibolo, Texas, manufactures custom industrial refrigeration installations and merchant carbon dioxide plants. On August 28, the Company acquired all of the stock of KVG Kristall - Verarbeitung Neckararbischofsheim GmbH. KVG, located in Heidelberg, Germany, manufactures high quality, high performance quartz crystal oscillators, filters and discrete crystals. On November 25 the Company acquired the assets of Everett Charles Technologies, Inc., located in Pomona, California. Everett Charles manufactures circuit board testing equipment in three market niches: spring loaded test probes, test fixtures for populated boards, and testers for bare boards. On December 16, the Company acquired the assets of Tulsa Winch, Inc. of Tulsa, Oklahoma. Tulsa Winch is a manufacturer of worm gear and planetary gear winches and speed reducers.

   On July 1 the Company sold the assets of its Dieterich Standard Division and on July 26, the Company sold the assets of its subsidiary, Measurement Systems, Inc. As a result of these transactions, the Company recorded a $75.1 million before tax gain. The operating profits of these companies, separately or in the aggregate, were not significant to the Company.

   The aggregate cost of these 1996 acquisitions, including all direct costs was approximately $266,714,000 of which $184,883,000 represents goodwill which is being amortized over a forty-year period. The $266,714,000 purchase price accounting cost can be reconciled to the $281,711,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

1997 - Effective January 1 the Company acquired all of the capital stock of SWEP Warmetauscher Austria, GmbH. This company, located near Vienna, Austria, has subsidiaries in the Czech Republic and Hungary and has been a SWEP agent for over ten years. On January 31 the Company acquired the assets of Hydro Systems Company. This Company, located in Cincinnati, Ohio, is the leading independent designer and manufacturer of proportioning and dispensing systems sold primarily to the institutional and industrial cleaning market. On February 1 the Company acquired the assets of Quarzkeramik, GmbH. This company, located south of Frankfurt, Germany, is the leading German manufacturer of oversized crystal oscillators. On February 24 the Company acquired 100% of the capital stock of Telefilter, GmbH, located in Tetlow, near Berlin, Germany. This company manufactures low priced, high volume, SAW filters for the emerging wireless telecommunications market, mainly for subscriber applications. On March 6 the Company acquired all of the capital stock of Luther & Maelzer, GmbH. This company, located in a suburb of Hanover, Germany, manufactures test equipment used to test bare printed circuit boards. On March 16 the Company acquired all of the capital stock of Langbein and Engelbracht, GmbH and Co. Located near Dusseldorf, Germany, this company is a designer and manufacturer of air pollution control systems and specialized air handling systems. On May 22 the Company acquired the assets of Buffalo Environmental Products Corporation of Hanover, Maryland. This company manufactures flexible piping for underground service station and industrial applications. On July 1 the Company acquired (in a stock for stock exchange) 100% of the capital stock of K&K Welding Products, Inc. This company is located in Lake Zurich, Illinois, and is a low cost manufacturer of torches and consumable welding parts generally sold as component replacements. Also on July 1 the Company acquired all of the capital stock of Emmert, GmbH, located in Efringen - Kirchen, Germany. This company manufactures flexible modular punching units used primarily in the automotive industry and the sheet metal fabricating industry. On August 28 the Company acquired all of the capital stock of Sarment S.A., a French holding company, which owns 100% of the capital stock of Mouvex S.A. and Abaque Industrie, S.A., two French pump companies. Mouvex, headquartered in Paris, manufactures a comprehensive range of pumps and compressors for the transfer of both liquids and powdered products. Abaque is located in the south of France and manufactures hose pumps for general industry and for the petroleum industry. On August



                                                                            {27}

29 the Company acquired the assets of ESH, Inc. This company, located in Temple, Arizona, designs and manufactures specialty printed circuit boards that are used in testing semiconductors. On September 3 the Company acquired (in a stock for stock exchange) 100% of the capital stock of Preco Turbine Services, Inc. This company is located in Houston, Texas and is primarily engaged in the repair of large steam and gas turbines for both utility and industrial based customers. On September 30 the Company acquired the assets of Conmec, Inc., located in Bethlehem, Pennsylvania. This company manufactures turbomachinery for the petrochemical and utility industries. On October 3 the Company acquired the capital stock of Star Technology Group, Inc. Headquartered in Hudson, New Hampshire, and operating under the name of "Circuitest" this company manufactures fixtures and creates software for bare circuit board testing, and performs contract service for bare board testing. On December 1 the Company acquired all of the capital stock of EOA Systems, Inc. This company located in Dallas, Texas, manufactures automation components and accessories used in conjunction with industrial robots. On December 2 the Company completed, through merger, the acquisition of all of the capital stock of Vitronics Corporation. Vitronics, located in Newmarket, New Hampshire, is engaged in designing, engineering, manufacturing and marketing state-of-the art thermal processing systems for soldering surface mount devices to printed circuit boards and cleaning of the finished assembly. On December 5 the Company acquired 100% of the capital stock of Sanger Works Factory Holdings, Inc. of Sanger, California. This company manufactures specialty corrugated packaging machinery for consumer products companies, food processors and industrial products manufacturers.

   The aggregate cost of these 1997 acquisitions, including all direct costs was approximately $258,443,000 of which $141,091,000 represents goodwill which is being amortized over a forty-year period. The $258,443,000 purchase price accounting cost can be reconciled to the $261,460,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

1998 - Effective January 1 the Company acquired the assets of ThermoFluid International, Inc. This company, located in Arlington, Texas, custom designs and manufactures heat transfer equipment for the refrigeration industry. On January 5 the Company acquired the assets of Quartzdyne, Inc. This company, located in Salt Lake City, Utah, manufactures highly specialized quartz pressure transducers whose principal use is in oil/gas drilling. On January 8 the Company acquired 100% of the capital stock of Thompson Carmichael Holdings, Limited. This company located in W. Midlands, U.K., manufactures aluminum and stainless steel tank trailers and truck tanks. On February 10 the Company purchased the assets of Wiseco Piston Company, Inc. This company located in Mentor, Ohio, designs and manufactures forged aluminum-alloy pistons for certain high performance aftermarket industries including racing cars, motorcycles, power boats and snowmobiles. On April 16 the Company acquired 100% of the capital stock of Nova Controls. This company located in Santa Cruz, California manufactures electronic dispensing systems used in commercial laundry and dishwashing applications. On April 21 the Company acquired 100% of the capital stock of Sonic Industries. This company located in Torrence, California, produces high strength, structured fasteners for the aerospace industry. On April 30 the Company acquired the assets of Avtec Industries, Inc. This company, located in Oswego, Illinois, manufactures food service and kitchen ventilation equipment. On May 1 the Company acquired the assets of PDQ Manufacturing, Inc. This company, located in Green Bay, Wisconsin, manufactures vehicle wash equipment. On June 30 the Company acquired 100% of the capital stock of Wilden Pump and Engineering, Inc. This company, located in Grand Terrace, California, manufactures air activated double diaphragm pumps. On June 30 the company acquired the assets of Koolant Koolers. This company, located in Kalamazoo, Michigan, manufactures industrial chillers. On June 30 the Company acquired 100% of the capital stock of Prox International B.V. This company, located in the Netherlands, distributes engine components. On June 30 the Company acquired 100% of the capital stock of Jag Industries S.A. This company, located in Paris, France, produces automation components including grippers, tool changers, collision sensing compliance devices, slides and rotate units. On December 10 the Company acquired 100% of the capital stock of Ing Mas. This company, located in Rosario, Argentina, manufactures refrigeration systems, parallel racks and HVAC systems for use in supermarkets, commercial and industrial buildings. On December 23 the Company acquired 100% of the capital stock of atg test services GmbH. This company, located in Wertheim Germany, manufactures circuit board test equipment.

   The aggregate cost of these 1998 acquisitions, including all direct costs was approximately $557,183,000 of which $416,104,000 represents goodwill which is being amortized over a forty-year period. The $557,183,000 purchase price accounting cost can be reconciled to the $556,019,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

   All of the above acquisitions have been accounted for by the purchase method of accounting. Accordingly, the accounts of the acquired companies, after adjustment to reflect fair market values assigned to assets and liabilities have been included in the consolidated financial statements from their respective dates of acquisitions.

   During January and early February 1999 the Company acquired 3 separate businesses at a cost of approximately $101 million.

   In November 1998 the Company reached agreement to sell Dover Elevator International Inc. to Thyssen Industrie, AG for approximately $ 1.1 billion. The amount will be received and recorded in the first quarter of 1999, and will result in a gain for the Company estimated at $530 million, equal to approximately $2.35 per share. The Dover Elevator International segment is accounted for as a discontinued operation, and accordingly, amounts in the financial statements and related notes for all periods shown have been restated to reflect discontinued operations accounting. Summarized results of the discontinued business are shown separately as discontinued operations in the accompanying consolidated financial statements. The investment in discontinued operations is primarily comprised of accounts receivable, inventory, fixed assets, net of liabilities. Effective June 1, 1997 the Company sold all of the stock of three small elevator installation and services companies located in Germany. Effective June 30, 1997 the Company sold all of the capital stock of its U.K. elevator company, Hammond & Champness, Ltd., thus completing the divestiture of the Company's European elevator operations. Operating results of the discontinued segment are as follows:

(in thousands) Year ended December 31,           1998           1997           1996
-----------------------------------------------------------------------------------
Net sales                                    $899,015       $880,307       $862,175
-----------------------------------------------------------------------------------
Earnings before income taxes                   82,246         92,391         86,615
Income taxes                                   29,798         35,307         32,911
-----------------------------------------------------------------------------------
Net earnings from
   discontinued operations                     52,448         57,084         53,704
Gain on sale of discontinued
   businesses, net of taxes                        --         23,433             --
-----------------------------------------------------------------------------------
Net earnings from
   discontinued segment                      $ 52,448       $ 80,517       $ 53,704
-----------------------------------------------------------------------------------
Net earnings per diluted
   common share:
     Discontinued operations                 $    .24       $    .25       $    .23
     Gain on sale of discontinued
          businesses                               --            .11             --
===================================================================================



{28}

3. INVENTORIES:

Summary by components December 31, (in thousands)            1998           1997
--------------------------------------------------------------------------------
Raw materials                                            $220,467       $196,816
Work in process                                           175,117        158,205
Finished goods                                            204,123        182,072
                                                         -----------------------
Total                                                     599,707        537,093
Less LIFO reserve                                          40,440         40,629
                                                         -----------------------
                                                         $559,267       $496,464
================================================================================

During each of the years in the two year period ended December 31, 1998, some inventory quantities were reduced. This reduction resulted in a liquidation of certain LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs at December 31 of each year. The effect of these liquidations increased net earnings by less than 1 cent per share in both 1998 and 1997.


4. BANK LINES OF CREDIT:

The Company has open bank lines of credit and other bank credit agreements totaling $580,000,000 which support its commercial paper. These lines are in amounts requested by the Company and not the maximum that could be obtained.

   Under the borrowing arrangements, the Company has generally agreed to either maintain average collected bank compensating balances or pay fees, the total of which is not material.


5. DEBT:

A summary of long-term debt at December 31,
(in thousands)                                             1998           1997
--------------------------------------------------------------------------------
6.45% Notes due Nov. 15, 2005
   (less unamortized discount of $387)
      with an effective interest rate of 6.51%           $249,613       $249,571
6.25% Notes due June 1, 2008
   (less unamortized discount of $99)
      with an effective interest rate of 6.26%            149,901             --
6.65% Debentures due June 1, 2028
   (less unamortized discount of $876)
      with an effective interest rate of 6.68%            199,124             --
Other                                                      17,512         13,956
                                                         -----------------------
Total long-term debt                                      616,150        263,527
Less current installments                                   6,060            897
                                                         -----------------------
Long-term debt excluding
   current installments                                  $610,090       $262,630
================================================================================

Annual repayments of long-term debt in the four years following 1999 are scheduled as follows: 2000-$5,610,000, 2001-$743,000, 2002-$799,000, and
2003-$699,000.

   The notes payable shown on the balance sheets for 1998 and 1997 represent principally commercial paper. The weighted average interest rates at both December 31, 1998 and 1997 was 5.5%.


6. CAPITAL STOCK, ADDITIONAL PAID-IN CAPITAL AND TREASURY STOCK:

The Board of Directors has been authorized to issue preferred stock, in one or more series up to 100,000 shares, with such designations, preferences and relative rights and limitations as may be stated in the resolution relating to each issue.

   On December 15, 1997, the Company effected a 2 for 1 common stock split in the form of a stock dividend. This resulted in the issuance of 117,238,546 additional shares of common stock (including 380,220 shares attributable to stock options exercised during 1997 prior to the split), the payment of $250,000 in fees, and a transfer of $25,731,904 from paid-in capital and $91,756,642 from retained earnings. All references to per share amounts throughout this report have been restated to reflect this stock split.

                                                                     Treasury Stock
                           Common Stock        Additional        ----------------------
(in thousands)             $1 Par Value   Paid-in Capital        Shares          Amount
---------------------------------------------------------------------------------------
Balance at
   December 31, 1996           $116,858          $ 13,818         4,329        $116,545
Stock split                     116,858           (25,731)        4,329              --
Stock options exercised             781            12,241            72*          1,960
Treasury stock purchased             --                --         3,182          84,307
Stock issued                         10               330            --              --
                               --------------------------------------------------------
Balance at
   December 31, 1997           $234,507          $    658        11,912        $202,812
Stock options exercised           1,053            17,624            86*          2,746
Treasury stock purchased             --                --         3,166         103,558
Stock issued                         11               348            --              --
                               --------------------------------------------------------
Balance at
   December 31, 1998           $235,571          $ 18,630        15,164        $309,116
---------------------------------------------------------------------------------------

*  Shares received as consideration for exercise price.

   During 1987 the Board of Directors adopted a Stockholders' Rights Plan that is designed to protect stockholders from attempts to acquire control of the Company at an inadequate price. On November 7, 1996, the Board of Directors amended the original Plan by changing some of its features and extending the Plan to November 2006.


7. STOCK OPTION AND PERFORMANCE INCENTIVE PROGRAM (ADJUSTED FOR 2 FOR 1 STOCK SPLIT):

On April 24, 1984, the stockholders approved an incentive stock option plan and cash performance program under which a maximum aggregate of 4,800,000 (unadjusted) shares was reserved for grant to key personnel until January 30, 1994. This plan expired on January 30, 1995, but certain previous grants remain outstanding at December 31, 1998.

   On April 25, 1995, the stockholders approved an incentive stock option plan and a cash performance program to replace the expired 1984 plan and program. Under the new plan a maximum aggregate of 20 million shares was reserved for grant to key personnel until January 30, 2005. The option price may not be less than the fair market value of the stock at the time the options are granted. The period during which these options are exercisable is fixed by the Company's Compensation Committee at the time of grant, but is not to exceed ten years.

   Transactions in stock options (all of which are non-qualified and vest three years after grant) under this plan are summarized as follows:

                                    Shares Under Option              Price Range
--------------------------------------------------------------------------------
Outstanding at Jan. 1, 1997                    5,412,648          $6.59 - $23.53
   Granted                                       961,544                  $24.87
   Exercised                                    (780,921)         $6.59 - $14.88
   Canceled                                      (88,618)         $9.62 - $24.72
                                               ---------------------------------
Outstanding at Dec. 31, 1997                   5,504,653          $6.59 - $24.87
                                               =================================
Exercisable at Dec. 31, 1997
   through February 27, 2004                   2,591,768          $7.43 - $14.88
                                               =================================
Outstanding at Jan. 1, 1998                    5,504,653          $6.59 - $23.53
   Granted                                       932,108                  $35.00
   Exercised                                  (1,052,721)         $7.43 - $14.88
   Canceled                                     (221,056)         $7.43 - $35.00
                                               ---------------------------------
Outstanding at Dec. 31, 1998                   5,162,984          $7.43 - $35.00
================================================================================
Exercisable at December 31, 1998
   through:
   February 28, 1999                             104,416                  $ 7.43
   February 28, 2000                             176,015                  $ 8.68
   February 28, 2001                             230,552                  $ 9.62
   March 6, 2002                                 325,917                  $ 9.67
   March 4, 2003                                 336,787                  $11.43
   February 27, 2004                             413,040                  $14.88
   February 2, 2005                              979,996                  $14.22
                                               ---------------------------------
Total                                          2,566,723          $7.43 - $14.88
================================================================================


                                                                            {29}

   The Company applies APB Opinion 25 and related Interpretations in accounting for stock options; accordingly, no compensation cost has been recognized. Had compensation cost been determined based upon the fair value of the stock options at grant date consistent with the method in SFAS Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                           1998              1997              1996
-----------------------------------------------------------------------------------
Net earnings
   As reported ('000)               $   378,845       $   405,431       $   390,223
   Pro forma ('000)                     375,194           399,044           386,330
Earnings per share - basic:
   As reported                      $      1.70       $      1.82       $      1.72
   Pro forma                               1.68              1.79              1.71
Earnings per share - diluted:
   As reported                      $      1.69       $      1.79       $      1.69
   Pro forma                               1.67              1.77              1.68
-----------------------------------------------------------------------------------

   The fair value of each option grant was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 6.06, 6.06 and 6.03 percent; dividend yield of 1.1, 1.1, and 1.3 percent; expected lives of 6 years for each year; and volatility of 22.45, 17.1 and 25.9 percent. Additional adjustments are made for assumed cancellations and expectations that shares acquired through exercise of options are held during employment.

   Net earnings as reported was used in computing both basic EPS and diluted EPS without further adjustment. The Company does not have a complex capital structure; accordingly, the entire difference between basic weighted average shares and diluted weighted average shares results from assumed stock option exercise. The diluted EPS computation was made using the treasury stock method.


8. TAXES ON INCOME:

Total income taxes for the years ended December 31, 1998, 1997 and 1996 were allocated as follows:


(in thousands)                                      1998             1997             1996
------------------------------------------------------------------------------------------
Income from continuing operations              $ 162,249        $ 167,360        $ 165,590
Income from discontinued operations               29,798           35,307           32,911
Gain on sale of discontinued business                 --            8,738               --
Stockholders' equity, for compensation
   expense for tax purposes in excess of
   amounts recognized for financial
   reporting purposes                             (8,101)          (4,999)          (3,009)
                                               -------------------------------------------
                                               $ 183,946        $ 206,406        $ 195,492
==========================================================================================

   Income tax expense (benefit) is made up of the following components:

(in thousands)                         1998              1997              1996
-------------------------------------------------------------------------------
Current:
     U.S. Federal                 $ 107,257         $ 131,294         $ 126,299
     State and local                  8,864             8,425             9,687
     Foreign                         45,916            43,773            23,441
                                  ---------------------------------------------
Total current                       162,037           183,492           159,427
                                  ---------------------------------------------
Deferred:
     U.S. Federal                     4,804           (14,412)             (702)
     State and local                   (296)              421             2,397
     Foreign                         (4,296)           (2,141)            4,468
                                  ---------------------------------------------
Total deferred                          212           (16,132)            6,163
                                  ---------------------------------------------
Total expense                     $ 162,249         $ 167,360         $ 165,590
===============================================================================


   Income taxes have been based on the following components of earnings before taxes on continuing income:

(in thousands)                          1998              1997              1996
--------------------------------------------------------------------------------
Domestic                            $383,819          $393,674          $417,852
Foreign                              104,827            98,600            84,257
                                    --------------------------------------------
                                    $488,646          $492,274          $502,109

================================================================================

   The reasons for the difference between the effective rate and the U.S. Federal income statutory rate of 35% follow:

                                              1998           1997           1996
--------------------------------------------------------------------------------
U.S. Federal income tax rate                  35.0%          35.0%          35.0%
State and local taxes, net of Federal
   income tax benefit                          1.1            1.2            1.6
R&E tax credits                               (1.2)          (0.9)          (1.1)
FSC benefit                                   (2.8)          (2.7)          (2.5)
Foreign tax credits & benefits                (1.4)          (2.2)          (0.1)
Non-tax deductible items                       1.4            1.8            0.5
Miscellaneous items                            1.1            1.8           (0.4)
--------------------------------------------------------------------------------
   Effective rate                             33.2%          34.0%          33.0%
================================================================================

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 of each year are:

(in thousands)                                                    1998             1997
---------------------------------------------------------------------------------------
Deferred Tax Assets:
Accrued insurance                                            $   8,903        $   7,499
Accrued  compensation                                           31,999           29,917
Accrued  expenses, principally for disposition of
   businesses, interest and warranty                             9,216           14,419
Inventories, principally due to reserves for financial
   reporting purposes and capitalization for tax
   purposes                                                     13,335           12,552
Accounts receivable, principally due to allowance
   for doubtful accounts                                         5,541            4,356
Other                                                              306              516
                                                             --------------------------
Total gross deferred tax assets                                 69,300           69,259
                                                             ==========================
Deferred Tax Liabilities:
Accounts receivable, principally due to
   accrual acceptance on contracts                             (21,691)         (25,286)
Plant and equipment, principally due to
   differences in depreciation                                 (20,639)         (21,786)
Intangible assets, principally due to  different tax
   and financial reporting bases                               (58,448)         (54,133)
Prepaid expenses, principally due to
   overfunded pension plans                                    (17,228)         (14,775)
---------------------------------------------------------------------------------------
Total gross deferred tax liabilities                          (118,006)        (115,980)
---------------------------------------------------------------------------------------
Net deferred tax liability                                     (48,706)         (46,721)
---------------------------------------------------------------------------------------
Net current deferred tax asset                                   1,490            1,542
---------------------------------------------------------------------------------------
Net non-current deferred tax liability                       $ (50,196)       $ (48,263)
=======================================================================================


9. RENTAL AND LEASE OPERATIONS:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, on all operating leases was $22,648,000, $16,556,000 and $17,431,000 for 1998, 1997 and 1996, respectively. Contingent rentals under the operating leases were not significant.

   Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregate $94 million as of December 31, 1998 and are payable as follows (in millions): 1999-$22; 2000-$18; 2001-$12, 2002-$9;
2003-$7; and after 2004-$26.


10. CONTINGENCIES:

Several of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under Federal


{30}
and State statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance the extent of the Company's liability appears to be small in relation to the total projected expenditures and the number of other "potentially responsible parties" involved and is anticipated to be immaterial to the Company. In addition, several of the Company's subsidiaries are involved in ongoing remedial activities at certain plant sites, in cooperation with regulatory agencies, and appropriate reserves have been established.

   The Company and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses.

   Management and legal counsel periodically review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred, the availability and extent of insurance coverage and established reserves. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on these reviews, the disposition of the lawsuits and the other matters mentioned above will not have a material effect on financial position, results of operations or cash flows.


11. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company reports that the carrying amount of cash and cash equivalents, trade receivables, accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments, and that the carrying amount of marketable securities is stated at fair value. In addition, the Company believes the long-term debt approximates fair value because present long-term interest rates approximate the Company's actual interest rates.

12. OPERATING RETURN ON OPERATING INVESTMENT (UNAUDITED):

When companies are acquired, Dover's purchase price generally exceeds the book value of the acquired company. Increases in the book value of the assets, including goodwill, arising in such instances, are assigned to the business segments in which acquired companies are included. Similarly, the amortization of these increased asset values is charged against the income of that business segment.

   These asset values and charges to income are also reflected in the computation of Dover's net income and return on equity. However, to monitor the progress of business operations on a continuous basis and in relation to industry norms, Dover does not include these asset values or amortizable cost in the calculation of "After-Tax Operating Return on Investment" as shown in the unaudited charts on pages 2, 10, 13, 16 and 19. Additionally, the "Investment" figure reflected in these charts is reduced by applicable current liabilities for accounts payable and accrued expenses and for certain deferred taxes.

13. EMPLOYEE BENEFIT PLANS:

The Company has many defined benefit and defined contribution pension plans covering substantially all employees of the Company and its domestic and foreign subsidiaries. Plan benefits are generally based on years of service and employee compensation. The Company's funding policy is consistent with the funding requirements of ERISA and applicable foreign law.

   The financial statements and related disclosures reflect Statement of Financial Accounting Standards No. 132 "Employers' Disclosure About Pensions and Other Postretirement Benefits," No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," No. 87 "Employers' Accounting for Pensions", for U.S. defined benefit pension plans; foreign defined benefit pension plans are not considered material.


                                                             Pension Benefits                             Others Benefits
                                              ----------------------------------------        -------------------------------------
(in thousands)                                    1998            1997            1996           1998           1997           1996
===================================================================================================================================
COMPONENTS OF NET PERIODIC EXPENSE
   Expected return on plan assets             $ 20,522        $ 18,715        $ 18,937        $    --        $    --        $    --
   Benefits earned during year                  (5,829)         (5,637)         (5,490)          (521)          (513)          (448)
   Interest accrued on benefit obligation      (12,113)        (11,293)        (11,099)        (1,575)        (1,588)        (1,622)
   Amortization:
     Prior service cost                           (761)           (426)           (427)             7             --             --
     Unrecognized actuarial gains                4,256           1,230           1,019             82             96            277
     Transition                                  1,268           1,268           1,308             --             --             --
     Settlement gain                               (65)             --              --             --            144             --
                                              -------------------------------------------------------------------------------------
   Net periodic (expense) credit              $  7,278        $  3,857        $  4,248        $(2,007)       $(1,861)       $(1,793)
===================================================================================================================================

The funded status and resulting prepaid pension cost of U.S. defined benefit plans for the years ended December 31, 1998 and 1997 were as follows:

                                                          Pension Benefits                  Other Benefits
                                                     --------------------------        ------------------------
(in thousands)                                            1998             1997            1998            1997
===============================================================================================================
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year              $ 165,573        $ 154,182        $ 26,934        $ 23,889
Benefits earned during the year                          5,829            5,637             521             513
Interest cost                                           12,113           11,293           1,575           1,588
Amendments                                               3,655                9              (7)             --
Actuarial loss (gain)                                    7,402            6,138          (2,816)            (12)
Settlement                                                 (65)              --              --             144
Benefits paid                                          (18,439)         (11,686)         (1,986)         (1,879)
                                                     ----------------------------------------------------------
Benefits obligation at end of year                     176,068          165,573          24,221          24,243
                                                     ==========================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year         247,310          211,571              --              --
Actuarial return on plan assets                            914           47,342              --              --
Company contributions                                      145               83              --              --
Benefits paid                                          (18,439)         (11,686)             --              --
                                                     ----------------------------------------------------------
Fair value of plan assets at end of year               229,930          247,310              --              --
                                                     ==========================================================
Funded status                                           53,862           81,737         (24,221)        (24,243)
Unrecognized actuarial (gain)                           (4,767)         (31,408)         (2,479)         (2,498)
Unrecognized prior service cost                          5,796            2,966            (281)           (193)
Unrecognized transition (gain)                          (9,473)         (10,741)             --              --
                                                     ----------------------------------------------------------
Prepaid (accrued) benefit cost                       $  45,418        $  42,554        $(26,981)       $(26,934)
===============================================================================================================


                                                                            {31}

   The assumptions used in determining the above were as follows: a weighted average discount rate of 6.5% (7% in 1997), an average wage increase of 4% (5% in 1997) and an expected long-term rate of return on plan assets of 10%.

   Approximately 77% (75% in 1997) of defined benefit plan assets were invested in equity securities with the remainder in fixed income and short term investments.

   The Company also provides, through nonqualified plans, supplemental pension payments in excess of qualified plan limits imposed by Federal tax law. These plans cover officers and certain key employees and serve to restore the combined pension amount to original benefit levels. The plans are unfunded apart from the general assets of the Company. The pension benefit obligation and pension expense under these plans follow:

(in thousands)                              1998            1997            1996
--------------------------------------------------------------------------------
Pension benefit obligation               $17,248         $17,819         $14,140
Pension expense                            3,992           3,495           2,042
--------------------------------------------------------------------------------

   Pension cost for all world wide defined contribution and benefit plans was $18,806,000 for 1998, $20,026,000 for 1997 and $15,305,000 for 1996.

   For post retirement benefit measurement purposes a 3% to 13% annual rate of increase in the per capita cost covered benefit (i.e., health care cost trend rates) was assumed for 1999; the rates were assumed to decrease gradually to 5% by the year 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount reported. For example, increasing (decreasing) the assumed health care cost trend rates by one percentage point in each year would increase (decrease) the accumulated postretirement benefit obligation as of December 31, 1998 by $1,240,000 ($1,207,000) and the net postretirement benefit cost for 1998 by approximately $143,000 ($144,000).



14. INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS:

In June 1997 the FASB issued Statements of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information", effective in 1998. The segment information on page 22 and the following information is disclosed as required by the statement:


                                               Revenues (1)                         Long-lived assets (2)
                                       ------------------------------------------------------------------------------
For the years ended December 31,             1998             1997             1998             1997             1996
---------------------------------------------------------------------------------------------------------------------
United States                          $2,497,770       $2,250,326       $1,695,336       $1,237,293       $1,092,708
Europe                                    749,824          692,351          365,690          353,106          307,968
Canada and Other Americas                 357,719          319,111           11,657            6,952            3,412
Total Asia                                295,744          332,431            4,868            4,374            2,228
Rest of the World                          76,609           75,349              318              291               --
                                       ------------------------------------------------------------------------------
Total                                  $3,977,666       $3,669,568       $2,077,869       $1,602,016       $1,406,316
                                       ==============================================================================
United States Exports                  $  840,021       $  867,362
=====================================================================================================================


(1) Revenues are attributed to countries based on location of customer, geographic revenue amounts were unavailable for some prior periods on a comparable basis, and it was impracticable to accumulate such information.

(2) Long-term assets are comprised of net property, plant and equipment; intangible assets, net of amortization; other intangible assets; and other assets and deferred charges.




INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors and
Shareholders of Dover Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, accumulated comprehensive earnings, retained earnings and cash flows present fairly, in all material respects, the financial position of Dover Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP

New York, New York
February 5, 1999


{32}

Dover Corporation and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



LIQUIDITY AND CAPITAL RESOURCES

Despite the record amount spent during 1998 on our acquisition program, $556 million, liquidity measures remained essentially flat when compared to 1997.

   The Company's current ratio increased to 1.32 at December 31, 1998, compared with 1.29 at December 31, 1997. The quick ratio (current assets net of inventories, divided by current liabilities) decreased slightly to .75 at December 31, 1998, compared with .80 at December 31, 1997. At December 31, 1998, the Company had bank lines of $580 million, which support its commercial paper. Additional bank lines of credit are available at the Company's request. The Company's commercial paper is rated A-1 by Standard & Poors and F-1 by Fitch Investor Services. In the second quarter the Company, in its second public debt offering, issued $200 million of 30 years bonds and $150 million of 10 year debentures (both rated A-1, A+).

   In January 1999 the Company received $1.1 billion from the sale of it's Dover Elevator International segment. The proceeds will be used primarily to retire short-term debt, fund acquisitions and stock repurchases. The net debt (notes payable plus long-term debt and current maturities of long-term debt less cash and equivalents and marketable securities) to total capital ratio increased to 33.1% ($946.9 million) at December 31, 1998, compared with 25.2% ($573.7 million) at December 31, 1997. Long-term debt maturities for the four years 1999 to 2002 aggregate $13.2 million. Management is not aware of any potential impairment to the Company's liquidity.

   During 1998 the entire capital expenditure program ($125 million) was financed internally as it is expected to be in 1999, when the Company plans capital spending of $140 million.

   As indicated by the Consolidated Statement of Cash Flows (page 25), net cash from operating activities increased to $488.1 million in 1998 from $419.6 million in 1997. This improvement was driven by decreased accounts receivable.

   Net cash used in investment activities aggregated $753.3 million in 1998 compared with $452.0 million in 1997. Major differences from year to year included increased acquisitions, stock repurchases and proceeds from sale of marketable securities.

   Net cash from financing activities was $268.0 million in 1998 compared with net cash used of $131.6 in 1997. The principal difference was an increase of $338.2 million in long-term debt and notes payable in 1998 compared to a decrease of $61.6 million in 1997, a swing of $399.8 million.

   At December 31, 1998, the Company's net property, plant, and equipment amounted to $572.0 million compared with $522.3 million at the end of the preceding year. Intangible assets, net of amortization increased by $401 million during 1998 as a result of goodwill arising from acquisitions.

   The aggregate of current and deferred income tax liabilities decreased from $72.0 million at the beginning of the year to $50.5 million at year end. This decrease resulted primarily from increased foreign and domestic income tax payments for prior and current years.

   Retained earnings increased from $1.703 billion at the beginning of 1998 to $1.993 billion at December 31, 1998. The $290 million increase results from 1998 net earnings of $379 million, less cash dividends which aggregated $89 million.


RESULTS OF OPERATIONS 1998

Results of operations are explained in detail in the stockholders' letter and operations review, pages 2 through 21.


YEAR 2000

The Company has taken action to assess the nature and extent of the work required to make its systems, products, factories and infrastructure Year 2000 ready. The Company is approaching resolution of Year 2000 problems along two separate tracks: (1) Corporate, Subsidiary Offices and Dover-wide information systems. (2) Company-by-Company for each of the company's 45 separate businesses. Corrective action has been ongoing for several years. Additionally, the Company is evaluating Year 2000 readiness of suppliers and where critical suppliers are not Year 2000 ready, the Company will monitor their progress and take appropriate actions.

   At the Corporate/Subsidiary level, appropriate remediation has been completed for telecommunications equipment, and computer equipment and critical systems and the Company believes they are Year 2000 compliant.

   At the operating Company level, each business has taken responsibility for its own Year 2000 compliance and has assembled working groups to deal with critical plant and office equipment; products, including "fixes" for any previous product generations that are Year 2000 sensitive; software; and the ability of critical suppliers to maintain deliveries. Progress of the working groups is monitored by each company President and reported to Subsidiary and Corporate management.

   As of December 31, 1998, each of the 45 companies has gone through a process to take an inventory of critical systems, to make an assessment of Year 2000 readiness of those systems, to perform necessary remediation including replacing or updating existing systems as needed, and to perform appropriate Year 2000 testing. More than two-thirds of the Company's 45 companies have completed these procedures. All others have identified specific problems remaining and have action plans to solve them by June 30, 1999. Further, the Company believes products of all of these companies are either Year 2000 compliant or can be made so by customers, using "fixes" already developed. Based on current progress and future plans, the Company believes that the Year 2000 date change will not significantly affect the Company's ability to deliver products and services to its customers on a timely basis.

   During 1997 and 1998 the Company and its companies spent approximately $22 million and $27 million, respectively, on computer equipment, software, and non-employee consultants. Most of these expenditures were for new systems and improved functionality, but an undetermined amount also served to meet Year 2000 compliance needs. The Company and its companies do not separately track the internal cost incurred for the Y2K project.

   While no amount of preparation and testing can guarantee Year 2000 compliance, the Company intends to complete its Year 2000 readiness during 1999, and does not anticipate that expenditures to reach this goal will be material. Moreover, due to the decentralized nature of the Company and the lack of reliance on shared or "centralized" systems by its operating companies, the Company believes that any Year 2000 problems that might become evident after 1999 will not be material to the Company. Appropriate contingency plans will be developed in critical areas if deemed necessary. However, given the uncertain consequences of failure to resolve significant Year 2000 issues, there can be no assurance that any one or more such failures would not have a material adverse



                                                                            {33}
effect on the Company. The actual outcomes and results could be affected by future factors including, but not limited to, the continued availability of skilled personnel, cost control, the ability to locate and remediate software code problems, critical suppliers and subcontractors meeting their commitments to be Year 2000 ready, and timely actions by customers.

   The above statement and similar statements, including estimated future costs, timetables, contingency plans and remediation plans, and statements containing the words "believes," "intends," "anticipates" and "expects" and words of similar import, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. This "Year 2000 Plan" constitutes a "Year 2000 Readiness Disclosure" within the meaning of the "Year 2000 Information and Readiness Disclosure Act."


EUROPEAN MONETARY UNION - EURO

On January 1, 1999, several member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common legal currency. The Euro conversion may affect cross-border competition by creating cross-border price transparency. The Company's businesses are assessing their pricing/marketing strategy in order to ensure that it remains competitive in a broader European market. The Company is also assessing its information technology systems to allow for transactions to take place in both the legacy currencies and the Euro and the eventual elimination of the legacy currencies, and reviewing whether certain existing contracts will need to be modified. Final accounting, tax and governmental legal and regulatory guidance generally has not been provided in final form. The Company will continue to evaluate issues involving the introduction of the Euro. Based on current information and the Company's current assessment, it does not expect that the Euro conversion will have a material adverse effect on its business, results of operations, cash flows or financial condition.


1997 COMPARED WITH 1996:

The Company's diluted earnings per share from continuing operations of $1.43, adjusted for disposition of Dover Elevator International market segment, represented an increase of 15% form the $1.24 earned in 1996, adjusted for the $22 gain from the sale of companies.

   During the year the Company made long-term investments of $470 million in acquisitions, capital equipment and repurchases of our own shares. The annual dividend rate was increased as it has been every year since 1962, and our stock was split two-for-one, following similar two-for-one splits in 1995 and 1988.

   In the past four years, we have made 38 add-on acquisitions, representing an expenditure of $474 million. With so many transactions, we are bound to have some mistakes; hence the 1997 write-off of the intangibles relating to the early 1996 acquisition of BSL.

   Stand-alone acquisitions in 1997 - those companies which report directly to one of our independent subsidiary CEOs - included Hydro Systems (Resources), a maker of cleaning chemical dispensing systems, and SWF (Diversified), the country's premier manufacturer of production equipment for making corrugated boxes.

   Our largest 1997 investments for add-on transactions were made by Everett Charles (Technologies), whose several product-line acquisitions cost $37 million; by A-C Compressor (Diversified), whose two acquisitions cost $62 million, and by Soltec (Technologies), which spent $18 million to acquire Vitronics.

   The companies acquired in 1997 had pro forma full-year sales volume of approximately $240 million, only $127 million of which is included in our 1997 financial results. They made no contribution to 1997 earnings per share because of acquisition premium write-offs and financing costs. Free cashflow (after capital expenditures and dividends) set another record in 1997, reaching $332 million, about 9% of sales, and our debt-to-total capital ratio, measured on a book value basis, dropped to 25%. At year-end net debt represented less than one year's EBITA.


DOVER TECHNOLOGIES

Operational profits, on page 4, reached $243 million. About two-thirds of these profits came from the printed circuit board assembly equipment businesses, with Universal, Everett Charles and DEK achieving profit records. In the specialized electronic component portion of Technologies, penetration of wireless and wired communication markets drove 1997 growth and continued as a key objective in 1998. A strong second half allowed Imaje to achieve record results, with profits up 17% in French francs and a smaller amount in U.S. dollars.


DOVER INDUSTRIES

Operational profits (see page 4) at Dover Industries set a record, as eight of 11 business improved earnings over prior year and five achieved record profits. The bulk of the earnings gains were provided by Texas Hydraulics, which completed its sixth consecutive year of strong growth, and by Groen whose 1996 results were marred by write-offs. Nine of Industries' companies have earned large and leading market share for their niche products, and two occupy strong number two positions. The strength of the U.S. economy was a significant plus factor for all of these companies. The recovery of the tank trailer market and, to a lesser extent, the solid waste equipment market, were encouraging signs for 1998.


DOVER DIVERSIFIED

The operational profits (see page 4) of Diversified's eight companies equaled those of 1996 despite a drop of more than $20 million at Belvac. This drop, which was anticipated, stemmed from the end of the can-necking equipment boom that we have commented upon in the past. Despite the market contraction, Belvac remains the overwhelmingly preferred supplier of its types of equipment and achieved good margins in 1997.

   Diversified's other companies all showed gains. Particularly gratifying, after several years of very hard work, was the near-tripling of profits at Hill Phoenix. A-C Compressor continued its profit improvement, while Tranter achieved another year of record profits. Diversified's presidents were successful in their add-on acquisition programs, with four businesses acquired, involving an investment of $85 million.


DOVER RESOURCES

Resources' operational profits (see page 4) of $130 million were 12% above the prior year, about half from the acquisition of Tulsa Winch and Hydro Systems. Both of these companies had strong years, achieving profits above those expected when the acquisitions were made. OPW Fueling Components remained Resources' largest profit contributor while setting a new profit record. Our three companies supplying oilfield production equipment improved profits to their best level in more than 10 years. De-Sta-Co Industries and Duncan Systems also achieved profit records with strong gains over the prior year.



{34}

Dover Corporation and Subsidiaries

DIRECTORS AND OFFICERS



BOARD OF DIRECTORS

DAVID H. BENSON+
Non-Executive Director, Kleinwort-Benson Group, Plc.

MAGALEN O. BRYANT*(N)
Director of various corporations

JEAN-PIERRE M. ERGAS*(N)
Executive Vice President, Europe Alcan Aluminum Limited

RODERICK J. FLEMING+
Director, Robert Fleming Holdings, Limited

KRISTIANE C. GRAHAM
Nominee, Private Investor

JAMES L. KOLEY+*
Chairman, Koley, Jessen, Daubman & Rupiper, P.C.

JOHN F. MCNIFF

THOMAS L. REECE*

GARY L. ROUBOS+*
Chairman of Dover, Director of various corporations

JOHN E. POMEROY




*   Members of Executive Committee

+   Members of Audit Committee

(n) Members of Compensation Committee


OFFICERS

THOMAS L. REECE
President and Chief Executive Officer

JOHN F. MCNIFF
Vice President, Finance

ROBERT G. KUHBACH
Vice President, General Counsel and Secretary

ROBERT A. TYRE
Vice President, Corporate Development

GEORGE F. MESEROLE
Vice President, Controller

CHARLES R. GOULDING
Vice President, Taxes

DOVER TECHNOLOGIES INTERNATIONAL, INC:
JOHN E. POMEROY
President and Chief Executive Officer

DOVER INDUSTRIES, INC:
LEWIS E. BURNS
President and Chief Executive Officer

DOVER DIVERSIFIED, INC:
JERRY W. YOCHUM
President and Chief Executive Officer

DOVER RESOURCES, INC:
RUDOLF J. HERRMANN
President and Chief Executive Officer


STOCKHOLDER INFORMATION


TRANSFER AGENT/REGISTRAR:
Harris Trust & Savings Bank
Chicago, Illinois


Requests concerning stockholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099 are most efficiently answered by corresponding directly with Harris Trust at the following address:


HARRIS TRUST & SAVINGS BANK
311 West Monroe Street
Post Office Box A3504
Chicago, Illinois 60690
(312) 360-5197 (tel.)
(312) 293-8861 (fax)

Dover common stock is listed on the New York Stock Exchange with symbol DOV. The common stock is also listed on The London Stock Exchange.

INDEPENDENT ACCOUNTANTS:
PRICEWATERHOUSECOOPERS LLP
New York, New York

EXECUTIVE OFFICES:
DOVER CORPORATION
280 Park Avenue
New York, New York 10017-1292
(212) 922-1640
Internet: www.dovercorporation.com




Dover Corporation and Subsidiaries

QUARTERLY DATA

(unaudited) (in thousands except per share figures)


                                                                                                              Common Stock
                                                                                                    Cash Dividends and Market Prices
-----------------------------------------------------------------------------------------           --------------------------------
                                                                Per Share   Continuing(2)
                      Net            Gross            Net       -------------------------            Market Prices(1)      Dividends
Quarter             Sales(2)        Profit(2)    Earnings(2)        Basic      Diluted                High         Low     Per Share
-----------------------------------------------------------------------------------------           --------------------------------
1998
FIRST          $  930,496       $  332,124       $ 73,843          $  .33       $  .33              $39.69       $32.50       $ .095
SECOND          1,009,772          358,915         84,708             .38          .38               39.94        33.25         .095
THIRD           1,018,532          369,061         85,781             .39          .38               35.31        25.50         .105
FOURTH          1,018,866          366,185         82,065             .37          .36               36.94        26.88         .105
               -----------------------------------------------------------------------                                        ------
               $3,977,666       $1,426,285       $326,397          $ 1.47       $ 1.45                                        $  .40
               =======================================================================                                        ======
1997
First          $  791,846       $  277,504       $ 63,924          $  .28       $  .28              $27.44       $24.13       $ .085
Second            929,641          332,041         83,253             .38          .37               32.00        25.88         .085
Third             945,333          341,500         85,912             .38          .38               36.69        30.72         .095
Fourth          1,002,748          376,255         91,825             .42          .40               36.31        32.56         .095
               -----------------------------------------------------------------------                                        ------
               $3,669,568       $1,327,300       $324,914          $ 1.46       $ 1.43                                        $  .36
=========================================================================================           ================================

(2) Represents results from continuing operations, adjusted to give retroactive effect to the disposition of the Dover Elevator International market segment (see Consolidated Financial Statement note 2). Adjusted to give retroactive effect to the 2 for 1 stock split in 1997.

(1)  As reported in the Wall Street Journal.
                                                                            {35}

Dover Corporation and Subsidiaries

11-YEAR CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA FOR CONTINUING
OPERATIONS

(dollars in thousands except per share figures)


                                                     1998           1997           1996              1995
---------------------------------------------------------------------------------------------------------
Summary of Operations (1)
  Net sales                                    $3,977,666      3,669,568      3,215,573         2,924,361
  Cost of sales                                 2,551,381      2,342,268      2,076,921         1,936,944
  Selling and administrative expenses             894,325        807,793        686,101           599,170
  Interest expense                                 60,746         46,163         41,663            39,586
  Other income, net                                17,432         18,930         91,221            35,603
  Earnings before taxes                           488,646        492,274        502,109           384,264
  Income taxes                                    162,249        167,360        165,590           126,696
---------------------------------------------------------------------------------------------------------
  Net earnings                                 $  326,397        324,914        336,519           257,568
  % of sales                                          8.2%           8.9%          10.5%              8.8%
  Return on average equity                           20.5%          23.2%          24.7%(2)          27.9%
  Net earnings per diluted common share        $     1.45           1.43           1.24(2)           1.13
  Dividends per common share**                 $      .40            .36            .32               .28
---------------------------------------------------------------------------------------------------------
  Book value per common share                  $     7.56           6.84           5.71              4.56
  Depreciation and amortization                $  167,687        155,204        110,484            92,186
  Capital expenditures                         $  125,730        122,082        113,679            91,719
  Acquisitions                                 $  556,019        261,460        281,711           323,291
  Cash flow (4)                                $  494,084        480,118        447,003           349,754
  Weighted average number of diluted common
     shares outstanding ('000's)**                224,386        226,815        230,518           227,815
  Number of employees                              23,314         21,814         19,213            18,337
---------------------------------------------------------------------------------------------------------
Financial position at December 31
  Working capital                              $  314,777        292,195        237,429           209,850
     Net property, plant and equipment         $  571,963        522,344        454,144           384,981
  Total assets                                 $3,382,393      2,898,971      2,602,841         2,303,777
  Long-term debt                               $  610,090        262,630        252,955           255,600
  Common stockholders' equity**                $1,910,884      1,703,584      1,489,703         1,227,706
  Common shares outstanding ('000's)**            220,407        222,596        225,060           227,340
---------------------------------------------------------------------------------------------------------
Net earnings per diluted common share**        $     1.69           1.79           1.69              1.22
=========================================================================================================


(1) Represents results from continuing operations, adjusted to give retroactive effect to the disposition of the Dover Elevator International market segment.

     See Notes to Consolidated Financial Statements, Note 2.   **Unadjusted - as
     originally reported.

(2) 1996 Return on Average Equity and earnings per common share excludes gain from sale of businesses which amounted to 22 cents per share.



DOVER RETURN ON AVERAGE EQUITY (%)

                                  [BAR GRAPH]

                YEAR         DOVER RETURN ON AVERAGE EQUITY
                ----         ------------------------------
                1989                                   16.9%
                1990                                   17.8%
                1991                                   16.7%
                1992                                   16.4%
                1993                                   20.8%
                1994                                   24.4%
                1995                                   27.9%
                1996*                                  24.7%
                1997                                   23.2%
                1998                                   20.5%

* Excludes sale of businesses.


DOVER LONG TERM INVESTMENT (IN $ MILLIONS)

                                  [BAR GRAPH]

FREE CASH FLOW
     Year           Capital Expenditures       Stock Repurchases   Acquisitions
     ----           --------------------       -----------------   ------------
     1989                           $ 37                    $ 94           $ --
     1990                           $ 33                    $ 80           $ 86
     1991                           $ 37                    $ 39           $  3
     1992                           $ 37                    $ 85           $101
     1993                           $ 39                    $  2           $312
     1994                           $ 73                    $ 30           $185
     1995                           $ 92                    $  8           $323
     1996                           $114                    $ 63           $282
     1997                           $122                    $ 86           $261
     1998                           $126                    $106           $556






{36}

     1994           1993           1992             1991           1990           1989           1988
-----------------------------------------------------------------------------------------------------

2,291,972      1,706,220      1,480,481        1,404,386      1,379,756      1,354,736      1,240,015
1,527,442      1,129,127        998,587          976,001        908,925        917,515        831,830
  483,414        378,505        339,502          321,644        312,635        289,074        259,823
   36,083         21,717         19,257           22,366         29,650         30,873         18,441
   23,998         13,753         15,090           61,501         17,691         18,792         (8,222)
  269,030        190,625        138,225          145,877        146,237        136,065        121,699
   90,185         66,153         46,851           52,559         50,740         46,169         41,195
-----------------------------------------------------------------------------------------------------
  178,845        124,472         91,374(3)        93,318         95,497         89,896         80,504
      7.8%           7.3%           6.2%             6.6%           6.9%           6.6%           6.5%
     24.4%          20.8%          16.4%            16.7%          17.8%          16.9%          16.1%
      .78            .54            .39(3)           .39            .39            .36            .31
      .25            .23            .22              .21            .19            .18            .16
-----------------------------------------------------------------------------------------------------
     3.56           2.88           2.37             2.44           2.25           2.14           2.04
   81,316         62,921         63,773           71,000         64,839         64,954         59,790
   72,709         39,420         37,304           36,671         32,931         36,835         44,035
  185,324        312,480        100,961            3,315         85,634             --        167,785
  260,161        187,393        155,147          164,319        160,336        154,850        140,294

  228,740        228,441        231,953          239,000        244,675        253,000        262,905
   15,512         12,941         11,235           11,008         11,567         11,686         12,295
-----------------------------------------------------------------------------------------------------

  280,797        217,808        111,962          198,869        129,261        181,389        106,068
  292,698        235,310        201,046          193,655        209,862        217,281        229,777
1,721,492      1,406,287      1,051,506          980,104      1,091,599      1,077,013      1,052,525
  253,587        252,065            980            1,393          7,465         13,136         17,958
1,011,230        883,240        810,026          828,277        787,787        746,682        742,274
  226,920        228,652        228,340          235,912        239,884        248,972        260,832
-----------------------------------------------------------------------------------------------------
      .88            .69            .56              .54            .64            .57            .55
=====================================================================================================

(3) 1992 net earnings and net earnings per common share include $565,000 and 3 cents per share, respectively, applicable to the cumulative effects of changes in accounting principles for FAS 109, "Accounting for Income Taxes" and FAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions".

(4)  Represent net earnings plus depreciation and amortization.

     Adjusted, where applicable, to give retroactive effect to the 2 for 1 stock splits in 1988, 1995 and 1997.


"FREE" CASH FLOW (A) (IN $ MILLIONS)

                                  [BAR GRAPH]

         YEAR               FREE CASH FLOW
         ----               --------------
         1989                         $149
         1990                         $112
         1991                         $101
         1992                         $ 74
         1993                         $104
         1994                         $143
         1995                         $189
         1996*                        $250
         1997                         $332
         1998                         $289


(A) Free cash flow is operating cash generated after funding capital expenditures, working capital and dividends, but excluding acquisitions, net proceeds from dispositions and stock repurchases.

* Excludes sale of businesses.

"FREE" CASH FLOW AS A PERCENTAGE OF SALES (A) (%)

                                  [BAR GRAPH]

     YEAR            ANNUAL           THREE YEAR MOVING AVERAGE
     ----            ------           -------------------------
     1989              11.0%                                9.3%
     1990               8.1%                                7.4%
     1991               7.2%                                8.8%
     1992               5.0%                                6.8%
     1993               6.1%                                6.1%
     1994               6.2%                                5.8%
     1995               6.5%                                6.3%
     1996*              7.8%                                6.8%
     1997               9.0%                                7.8%
     1998               7.3%                                8.0%


(A) Free cash flow is operating cash generated after funding capital expenditures, working capital and dividends, but excluding acquisitions, net proceeds from dispositions and stock repurchases.

* Excludes sale of businesses.




DESIGN: ROBERT WEBSTER INC (RWI) - COPY: HOLCOMB ASSOCIATES - ILLUSTRATIONS:
ALLEN GARNS - PHOTOGRAPHY: ENRICO FERORELLI - PRINTED ON RECYCLED PAPER

[DOVER LOGO]

DOVER CORPORATION
280 Park Avenue
New York, New York 10017-1292